Filed Pursuant to Rule 424(b)(3)
Registration No. 333-277702
PROSPECTUS SUPPLEMENT (to Prospectus dated March 6, 2024)
12,000,000 Shares
Crescent Energy Company
Class A Common Stock

This prospectus supplement relates to the offer and sale by the selling stockholder of up to 12,000,000 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Crescent Energy Company (the “Company,” “we,” “our” or “us”). We will not receive any of the proceeds from the sale of the shares by the selling stockholder.
Our Class A Common Stock is traded on The New York Stock Exchange (“NYSE”) under the symbol “CRGY”. The closing price for our Class A Common Stock on March 5, 2024, was $11.93 per share, as reported on the NYSE.

Investing in our Class A Common Stock involves risks. See “Risk Factors” beginning on page S-17 of this prospectus supplement.

	Per Share	Total
Price to Public	$10.50	$126,000,000
Underwriting Discounts and Commissions(1)	$0.63	$7,560,000
Proceeds to the Selling Stockholder, Before Expenses	$9.87	$118,440,000
__________________
(1)See “Underwriting” for additional information regarding underwriting compensation.
The selling stockholder has granted the underwriters the option to purchase up to an additional 1,800,000 shares of Class A Common Stock on the same terms and conditions set forth above within 30 days from the date of this prospectus.
Delivery of the shares of Class A Common Stock will be made on or about March 11, 2024.
Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission or other regulatory body has approved or disapproved of the Class A Common Stock to be sold hereby or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Joint Book-Running Managers

Wells Fargo Securities	Evercore ISI	Raymond James
Mizuho		Truist Securities
Co-Managers

Stephens Inc.	TPH&Co.	Piper Sandler

The date of this prospectus supplement is March 6, 2024.

Crescent Energy Company (1)
Proved Reserves at SEC Pricing	548.2 MMBoe
Proved Reserves % Liquids / % Developed at SEC Pricing	64% / 80%
Proved PV-10 at SEC Pricing	$5.6 BN
Proved PV-10 at 1/31 NYMEX Pricing (2)	$4.6 BN
First Year PDP Decline (%)	19%
Current Operated Rigs	2
__________________
Note: As of December 31, 2023. See “Summary—Summary reserve data based on NYMEX pricing” and “Summary—Summary reserve data based on SEC pricing.”
(1)Our SEC reserves include volumes based on the report prepared by our independent reserve engineer and estimates by the Company.
(2)GAAP does not prescribe any corresponding measure for PV-10 of reserves based on pricing other than SEC Pricing. As a result, it is not practicable for us to reconcile our PV-10 using NYMEX Pricing to standardized measure as determined in accordance with GAAP.

TABLE OF CONTENTS
PROSPECTUS SUPPLEMENT
PROSPECTUS
S-i

ABOUT THIS PROSPECTUS SUPPLEMENT
This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part contains an accompanying prospectus relating to sales of shares of Class A Common Stock and other securities by Crescent Energy Company and gives more general information, some of which may not apply to this offering. Generally, when we refer to the prospectus, we are referring to this prospectus supplement and the accompanying prospectus combined. Unless otherwise indicated, capitalized terms used but not defined herein have the meaning assigned to them in the registration statement of which this prospectus forms a part. You should read the entire prospectus supplement, as well as the accompanying prospectus and the documents incorporated by reference that are described under “Incorporation of Certain Information by Reference” in this prospectus supplement. To the extent that any statement we make in this prospectus supplement is inconsistent with statements made in the accompanying prospectus or any documents incorporated by reference herein, you should rely on the information contained in this prospectus supplement, which will be deemed to modify or supersede those made in the accompanying prospectus or documents incorporated by reference herein or therein.
You should rely only on the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus and any free writing prospectus. Neither we, the underwriters, the selling stockholder nor any of our or their representatives have authorized anyone to provide you with information different from that included or incorporated by reference in this prospectus supplement and accompanying prospectus and any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling stockholder and the underwriters are offering to sell shares of Class A Common Stock and seeking offers to buy shares of Class A Common Stock only in jurisdictions where offers and sales are permitted. The information in this prospectus supplement is accurate only as of the date of this prospectus supplement, and the information in the accompanying prospectus or contained in any document incorporated by reference is accurate as of the date of such prospectus or document incorporated by reference, regardless of the time of delivery of this prospectus supplement or any sale of the Class A Common Stock. Our business, financial condition, results of operations and prospects may have changed since that date.
This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”
Presentation of the Western Eagle Ford Acquisitions
On July 3, 2023, we consummated the previously announced acquisition contemplated by the Purchase and Sale Agreement (the “July Western Eagle Ford Acquisition Agreement”), dated as of May 2, 2023, with Mesquite Comanche Holdings, LLC (“Comanche Holdings”) and SN EF Maverick, LLC (“SN EF Maverick,” and together with Comanche Holdings, the “Seller”), pursuant to which we acquired from the Seller certain interests in oil and gas properties, rights and related assets in the Western Eagle Ford basin (the “July Western Eagle Ford Assets”) for aggregate cash consideration of $592.7 million, including capitalized transaction costs and certain final settlement statement adjustments (the “July Western Eagle Ford Acquisition”). The purchase price was funded by borrowings under the Revolving Credit Facility (as defined herein) in the amount of $532.7 million (the “Acquisition Borrowings”), which represented the purchase price after purchase price adjustments less a $60.0 million deposit funded by borrowings under the Revolving Credit Facility made at signing on May 2, 2023 (the “Acquisition Deposit”).
On October 2, 2023, we consummated an unrelated acquisition contemplated by the Purchase and Sale Agreement, dated as of August 22, 2023, between our subsidiary and an unaffiliated third party, pursuant to which we agreed to acquire certain incremental working interests in oil and natural gas properties (the "October Western Eagle Ford Acquisition," and together with the July Western Eagle Ford Acquisition, the "Western Eagle Ford Acquisitions") in certain of our existing Western Eagle Ford assets from the seller for aggregate cash consideration of approximately $235.1 million, including certain customary purchase price adjustments.
S-ii

The Western Eagle Ford Acquisitions are reflected in our historical financial statements from July 3 and October 2, 2023, the date of each respective acquisition.
The summary unaudited pro forma financial information presented herein and the unaudited pro forma statement of operations incorporated by reference herein for the year ended December 31, 2023 give effect to the July Western Eagle Ford Acquisition as if it had been consummated on January 1, 2023. The pro forma data is presented for illustrative purposes only and should not be relied upon as an indication of the operating results that would have been achieved if the July Western Eagle Ford Acquisition had taken place on the specified date. In addition, future results may vary significantly from the results reflected in such pro forma financial and operating data and should not be relied on as an indication of future results. For additional information regarding the pro forma data included or incorporated by reference herein, see our pro forma statement of operations, together with the related notes thereto, as filed in our Current Report on Form 8-K on March 6, 2024, as incorporated by reference herein.
S-iii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
The information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”). All statements, other than statements of historical facts, included or incorporated by reference herein concerning, among other things, planned capital expenditures, increases in oil, natural gas and NGL production, the number of anticipated wells to be drilled or completed after the date hereof, future cash flows and borrowings, pursuit of potential acquisition opportunities, our financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. These forward-looking statements are identified by their use of terms and phrases such as “may,” “expect,” “estimate,” “project,” “plan,” “believe,” “intend,” “achievable,” “anticipate,” “will,” “continue,” “potential,” “should,” “could,” and similar terms and phrases. Although we believe that the expectations reflected in these forward-looking statements are reasonable, they do involve certain assumptions, risks and uncertainties. Our results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, among others:
•commodity price volatility;
•our business strategy;
•our ability to identify and select possible additional acquisition and disposition opportunities;
•capital requirements and uncertainty of obtaining additional funding on terms acceptable to us;
•the impact of sales hereunder to the trading price of our Class A Common Stock;
•risks and restrictions related to our debt agreements and the level of our indebtedness;
•our reliance on KKR Energy Assets Manager LLC (the “Manager”) as our external manager;
•our hedging strategy and results;
•realized oil, natural gas and NGL prices;
•political and economic conditions and events in foreign oil, natural gas and NGL producing countries, including embargoes, continued hostilities in the Middle East, including the Israel-Hamas conflict and other sustained military campaigns, the armed conflict in Ukraine and associated economic sanctions on Russia, conditions in South America, Central America and China and acts of terrorism or sabotage;
•general economic conditions, including the impact of inflation and associated changes in monetary policy;
•the impact of central bank policy actions and disruptions in the banking industry and capital markets;
•the severity and duration of public health crises and any resultant impact on governmental actions, commodity prices, supply and demand considerations, and storage capacity;
•timing and amount of our future production of oil, natural gas and NGLs;
•a decline in oil, natural gas and NGL production, and the impact of general economic conditions on the demand for oil, natural gas and NGLs and the availability of capital;
•unsuccessful D&C activities and the possibility of resulting write downs;
•our ability to meet our proposed drilling schedule and to successfully drill wells that produce oil, natural gas and NGLs in commercially viable quantities;
S-iv

•shortages of equipment, supplies, services and qualified personnel and increased costs for such equipment, supplies, services and personnel, including any delays and/or supply chain disruptions due to increased hostilities in the Middle East;
•adverse variations from estimates of reserves, production, prices and expenditure requirements, and our inability to replace our reserves through exploration and development activities;
•incorrect estimates associated with properties we acquire relating to estimated proved reserves, the presence or recoverability of estimated oil, natural gas and NGL reserves and the actual future production rates and associated costs of such acquired properties;
•hazardous, risky drilling operations, including those associated with the employment of horizontal drilling techniques, and adverse weather and environmental conditions;
•limited control over non-operated properties;
•title defects to our properties and inability to retain our leases;
•our ability to successfully develop our large inventory of undeveloped acreage;
•our ability to retain key members of our senior management and key technical employees;
•risks relating to managing our growth, particularly in connection with the integration of significant acquisitions, including the Western Eagle Ford Assets;
•risks related to the Western Eagle Ford Acquisitions, including the risk that we may fail to realize the expected benefits of the Western Eagle Ford Acquisitions;
•our ability to successfully execute our growth strategies;
•impact of environmental, occupational health and safety, and other governmental regulations, and of current or pending legislation that may negatively impact the future production of oil and natural gas or drive the substitution of renewable forms of energy for oil and natural gas;
•federal and state regulations and laws, including the Inflation Reduction Act of 2022;
•our ability to predict and manage the effects of actions of the Organization of the Petroleum Exporting Countries (“OPEC”) and agreements to set and maintain production levels, including as a result of recent production cuts by OPEC, which may be exacerbated by the increased hostilities in the Middle East;
•information technology failures or cyberattacks;
•changes in tax laws;
•effects of competition; and
•seasonal weather conditions.
We caution you that these forward-looking statements are subject to all of the risks and uncertainties incident to the development, production, gathering and sale of oil, natural gas and NGLs, most of which are difficult to predict and many of which are beyond our control. These risks include, but are not limited to, commodity price volatility, inflation, lack of availability and cost of drilling and production equipment and services, project construction delays, environmental risks, drilling and other operating risks, lack of availability or capacity of midstream gathering and transportation infrastructure, regulatory changes, the uncertainty inherent in estimating reserves and in projecting future rates of production, cash flow and access to capital, the timing of development expenditures and the other risks described in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2023, incorporated herein by reference.
S-v

Reserve engineering is a process of estimating underground accumulations of hydrocarbons that cannot be measured in an exact way. The accuracy of any reserve estimates depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development program. Accordingly, reserve estimates may differ significantly from the quantities of oil, natural gas and NGLs that are ultimately recovered.
Should one or more of the risks or uncertainties described in this prospectus supplement occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. All forward-looking statements, expressed or implied, included in this prospectus supplement are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus supplement.
S-vi

SUMMARY
This summary highlights information included elsewhere in, or incorporated by reference into, this prospectus supplement. This summary does not contain all of the information that you should consider before investing in our Class A Common Stock. You should carefully read the entire prospectus, together with the additional information described under “Information Incorporated by Reference,” before investing in our Class A Common Stock. The information presented in this prospectus supplement assumes, unless otherwise indicated, that the underwriters’ option to purchase additional shares of Class A Common Stock is not exercised. References in this prospectus supplement to the “selling stockholder” refer to the selling stockholder that is offering shares of Class A Common Stock as set forth in the section entitled “Selling Stockholder” in this prospectus supplement. Unless otherwise indicated, the estimates of our proved, probable and possible reserves as of December 31, 2023 are based primarily on a report prepared by Ryder Scott, our independent reserve engineer, a summary of which is incorporated by reference into this prospectus, which we refer to herein as our “reserve report.”
Our Company
Overview
We are a differentiated U.S. energy company committed to delivering value for shareholders through a disciplined growth through acquisition strategy and consistent return of capital. Our portfolio of low-decline, cash-flow oriented assets comprises both mid-cycle unconventional and conventional assets with a long reserve life and deep inventory of high-return development locations in the Eagle Ford and Uinta basins. Our leadership is an experienced team of investment, financial and industry professionals that combines proven investment and operating expertise. For more than a decade, we and our predecessors have executed on a consistent strategy focused on cash flow, risk management and returns. Our Class A Common Stock trades on the NYSE under the symbol “CRGY.”
Our free cash flow-focused portfolio includes a balanced set of oil and natural gas assets in proven onshore U.S. basins with substantial existing production, a low decline rate and an acreage position that is 96% held by production as of December 31, 2023. Based on forecasts used in our reserve report and the reserve reports for the Western Eagle Ford Assets, our proved developed producing (“PDP”) reserves as of December 31, 2023 have estimated average five-year and ten-year annual decline rates of approximately 13% and approximately 12%, respectively, and an estimated 2024 PDP decline rate of approximately 19%. As a result of this overall low decline profile, we require relatively minimal capital expenditures to maintain our production and cash flows while supporting our dividend policy. We have a robust inventory of attractive operated undeveloped locations, providing for optimal flexibility to maintain or grow our production base. While many operators in our industry have historically focused on the capital intensive pursuit of high production growth rates, our management team has a track record of selectively acquiring cash flow oriented assets, operating them more profitably and making disciplined, returns focused reinvestment decisions to drive free cash flow generation. Our portfolio is enhanced and complemented by our additional interests in mineral acreage and midstream infrastructure, which provide operational benefits and enhance our cash flow margins. Through the combination of our asset profile, our disciplined risk management and premier operational capabilities, we intend to generate attractive risk adjusted returns and substantial free cash flow while maintaining a commitment to low leverage and prudent risk management.
We have built a substantial portfolio of reserves, production, cash flows and reinvestment opportunities.
Our portfolio of assets:
•at December 31, 2023, consisted of 548.2 net MMBoe of proved reserves, of which approximately 64% were liquids, reflecting $5.3 billion in standardized measure and $5.6 billion and $4.4 billion in net proved and net proved developed (“PD”) present value discounted at a 10% discount rate;
•during the year ended December 31, 2023, produced 149 net MBoe/d; and

•during the year ended December 31, 2023, generated $322.0 million of net income, $935.8 million of net cash provided by operating activities, $1,022.7 million of Adjusted EBITDAX and $310.2 million of Levered Free Cash Flow.
For definitions of Adjusted EBITDAX and Levered Free Cash Flow, including reconciliations to the nearest U.S. generally accepted accounting principles (“GAAP”) measures, see “—Summary Historical and Pro Forma Financial Data—Non-GAAP Financial Measures.”
Free cash flow-focused portfolio promotes return of capital to investors
We have constructed a liquids-weighted portfolio of long-lived reserves and low decline production that generates substantial cash flow with a robust inventory of attractive undeveloped locations. We believe that the stable nature of our producing assets combined with our risk management approach, hedging strategy and low leverage profile provides us the ability to generate strong free cash flow in a variety of commodity price environments, which positions us to maintain financial strength and maximize returns while limiting downside risk and consistently return capital to our stockholders. Our asset base, which includes oil and natural gas assets in proven onshore basins such as the Eagle Ford and Rockies, is composed of producing properties with substantial production and hedged cash flow that are complemented by an extensive inventory of reinvestment opportunities on our undeveloped acreage. We believe that our producing assets will provide us with significant flexibility to maintain and grow our asset base and free cash flow through disciplined reinvestment in our portfolio of identified development opportunities. Our estimated 2024 PDP decline rate of approximately 19%, based on forecasts used in our reserve report, is substantially lower than the industry average. The low decline nature of our asset base requires minimal reinvestment to maintain our production, and provides us with significant flexibility to pursue both reinvestment opportunities within our current portfolio and strategic acquisitions. While many of our peers have historically outspent their cash flows, we have averaged a reinvestment rate, which we define as our historical capital expenditures (excluding acquisitions) over a specified period as a percentage of our historical Adjusted EBITDAX for such period, of approximately 45% of Adjusted EBITDAX since 2019. This highlights management’s capital discipline and commitment to returning capital to stockholders. Adjusted EBITDAX is a non-GAAP financial measure, as discussed further under “—Summary Historical and Pro Forma Financial Data—Non-GAAP financial measures.”
On March 4, 2024, we announced an updated return of capital framework that includes a fixed $0.12 per share quarterly dividend and a share repurchase program, which provides for the repurchase of up to $150 million of our outstanding shares of Class A Common Stock and/or OpCo Units (with the cancellation of a corresponding number of shares of Class B Common Stock). The share repurchase program will initially be focused on the repurchase of OpCo Units. Our return of capital framework is designed to deliver a reliable return of capital to our stockholders, and we believe our dividend is more stable than that of our peers as it is not impacted by capital expenditures with our dividends taking priority to reinvestment decisions and is supported by an active hedging program. Our management team has a long history of paying dividends to stockholders and Independence, our predecessor, paid dividends for nine consecutive years as a private company, through volatile commodity and market conditions and while maintaining a low leverage profile. See “Dividend Policy” and “—Recent Developments—Share Repurchase Program.”
Low-decline production base underpins free cash flow generation
Our reserves are generally long-lived and characterized by relatively low production decline rates, affording us significant capital flexibility and an ability to efficiently hedge material quantities of future expected production. Based on forecasts used in our reserve report, our PDP reserves as of December 31, 2023 have estimated average five-year and ten-year annual decline rates of approximately 13% and approximately 12%, respectively, and an estimated 2024 PDP decline rate of approximately 19%. As a result of this overall low decline profile, we require relatively minimal capital expenditures to maintain our production and cash flows, while supporting our dividend policy. Our properties located in the Eagle Ford and Rockies represent approximately 76% of our proved reserves as of December 31, 2023, and provide us with diversification from both a regional location and commodity price perspective, which provides us certain downside protection as it relates to commodity-specific pressures, isolated infrastructure constraints or severe weather events. Our net proved standardized measure totaled $5.3 billion as of

December 31, 2023. The table below illustrates the aggregate reserve volumes associated with our proved assets as of December 31, 2023.

Operating Area	Net Proved Reserves(1)	% Oil & Liquids(1)	Net PD Reserves(1)	2023 Total Net Production	SEC(1) Net PD PV-10(1)(2)	NYMEX(3) Net PD PV-10(1)(2)
	(MMBoe)		(MMBoe)	(MBoe)	(MM)	(MM)
Eagle Ford	231	73%	187	16,191	$2,175	$2,263
Rockies	434	62%	121	23,051	1,313	$1,525
Other(4)	661	49%	128	15,291	887	$790
Total	1,326	64%	436	54,533	$4,375	$4,578
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(1)Our reserves and PV-10 were determined using average first-day-of-the-month prices for the prior 12 months in accordance with guidance from the SEC. For oil and NGL volumes, the average WTI posted price of $78.22 per barrel as of December 31, 2023, was adjusted for items such as gravity, quality, local conditions, gathering, transportation fees and distance from market. For natural gas volumes, the average Henry Hub Index spot price of $2.64 per MMBtu as of December 31, 2023, was similarly adjusted for items such as quality, local conditions, gathering, transportation fees and distance from market. All prices are held constant throughout the lives of the properties. The average adjusted product prices over the remaining lives of the properties are $74.71 per barrel of oil, $2.36 per Mcf of natural gas and $27.33 per barrel of NGLs.
(2)Reflects the net proved and net PD present values reflected in our proved reserve estimates as of December 31, 2023. PV-10 is not a financial measure prepared in accordance with GAAP because it does not include the effects of income taxes on future revenues.
(3)Our NYMEX reserves and PV-10 were determined using index prices for oil and natural gas, respectively, without giving effect to derivative transactions and were calculated based on settlement prices to better reflect the market expectations as of that date, as adjusted for our estimates of quality, transportation fees, and market differentials. The NYMEX reserves calculations are based on NYMEX futures pricing at closing on January 31, 2024 for oil and natural gas. The average adjusted product prices over the remaining lives of the properties are $62.88 per barrel of oil, $3.30 per Mcf of natural gas and $22.83 per barrel of NGLs as of January 31, 2024 for Crescent Energy Company. We believe that the use of forward prices provides investors with additional useful information about our reserves, as the forward prices are based on the market’s forward-looking expectations of oil and natural gas prices as of a certain date, although we caution investors that this information should be viewed as a helpful alternative, not a substitute, for the data presented based on SEC pricing. See “—Summary Reserve and Operating Data—Summary reserve data based on NYMEX pricing.”
(4)Includes working interest properties located in Mid-Con, Barnett, California and Permian as well as diversified minerals.
Attractive development opportunities
Our asset portfolio includes a robust inventory of attractive reinvestment opportunities that complement our producing assets. As a result, we have the ability to strategically allocate capital to a diverse set of drilling opportunities with the potential to maintain or grow our production and free cash flow, while being able to generate attractive risk-adjusted returns. Our development inventory is low-risk and located in proven basins with substantial well control. Our reinvestment opportunities are all located in well understood basins where we have deep operational experience, and provide us with relatively de-risked opportunities to reinvest a portion of our cash flow from our producing assets. Additionally, we strategically evaluate accretive acquisitions of oil and natural gas assets as well as certain midstream assets and minerals in targeted areas that are complementary to our underlying asset base and are supported by strong cash flow. For example, our current mineral acreage provides operational benefits and enhances our cash flow margins, generating $61.9 million of revenues less direct operating expenses for the year ended December 31, 2023.
Total identified drilling locations
As of December 31, 2023, we have identified 255 net locations as PUD drilling locations. The majority of these locations are on acreage that is held by production and, accordingly, we have limited near term lease obligations, providing us significant flexibility and valuable optionality to reinvest through development over time when asset level returns are strong. This allows us to react quickly to commodity price fluctuations.
Recent developments
Concurrent OpCo Unit Purchase
In connection with this offering, we have agreed to purchase from the selling stockholder 2,000,000 OpCo Units, at a price per OpCo Unit equal to the price per share at which the underwriters purchase shares of our Class A

Common Stock from the selling stockholder in this offering (the “Concurrent OpCo Unit Purchase”) and to cancel a corresponding number of shares of Class B Common Stock held by such selling stockholder. The total amount paid by us to the selling stockholder will be approximately $19.7 million. If the underwriters exercise their option to purchase additional shares from the selling stockholder in this offering, we intend to purchase a number of additional OpCo Units from the selling stockholder, and to cancel a corresponding number of shares of Class B Common Stock held thereby, in equal proportion to the number of additional shares of Class A Common Stock sold hereby pursuant to the underwriters’ option. This offering is not conditioned upon the completion of the Concurrent OpCo Unit Purchase, but the Concurrent OpCo Unit Purchase is conditioned upon the completion of this offering.
We intend to fund the Concurrent OpCo Unit Purchase with cash on hand.
Share Repurchase Program
Our Board of Directors authorized a stock repurchase program on March 4, 2024 with an approved limit of $150.0 million and a two-year term. All repurchased shares of Class A Common Stock are held in treasury. Repurchases may be made from time to time in the open market, in privately negotiated transactions, or by such other means as will comply with applicable state and federal securities laws. The timing of any repurchases under the share repurchase program will depend on market conditions, contractual limitations and other considerations. The program may be extended, modified, suspended or discontinued at any time, and does not obligate us to repurchase any dollar amount or number of shares.
Commodity Hedging Program
A key tenet of our focused risk management effort is an active economic hedging strategy to mitigate near-term price volatility while maintaining long-term exposure to underlying commodity prices. Our hedging program limits our near-term exposure to product price volatility and allows us to protect the balance sheet and corporate returns through commodity cycles and return capital to investors. Future transactions may include price swaps whereby we will receive a fixed price for our production and pay a variable market price to the contract counterparty. Additionally, we may enter into collars, whereby we receive the excess, if any, of the fixed floor over the floating rate or pay the excess, if any of the floating rate over the fixed ceiling. As of January 31, 2024, our derivative portfolio had an aggregate notional value of approximately $1.6 billion. We determine the fair value of our oil and natural gas commodity derivatives using valuation techniques that utilize market quotes and pricing analysis. Inputs include publicly available prices and forward price curves generated from a compilation of data gathered from third parties.
The following table details our net volume positions by commodity as of January 31, 2024.

Production Period	Volumes	Weighted Average Fixed Price
	(in thousands)
Crude oil swaps (Bbls):
WTI
2024	10,669	$67.75
Brent
2024	244	$69.24
Crude oil collars – WTI (Bbls):
2024	3,588	$64.62	—	$79.54
2025(1)	1,460	$60.00	—	$85.00
Crude oil collars – Brent (Bbls):
2024	110	$65.00	—	$100.00
2025	365	$65.00	—	$91.61
Natural gas swaps (MMBtu):
2024	37,599	$3.69
Natural gas collars (MMBtu):
2024	16,750	$3.38	—	$4.56
2025	58,765	$3.00	—	$6.03
Crude oil basis swaps (Bbls):
2024	6,243	$1.49
Natural gas basis swaps (MMBtu):
2024	31,214	$(0.12)
2025	5,037	$0.32
Calendar Month Average ("CMA") roll swaps (Bbls):
2024	6,248	$0.36
Total
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(1) Represents outstanding crude oil collar options exercisable by the counterparty until December 16, 2024.
2024 Guidance Outlook
Crescent’s 2024 outlook is in-line with the Company’s historical focus on generating significant free cash flow, exercising prudent risk management and delivering attractive returns on investment. As a result of our ongoing evaluation of year-to-date performance , we announced that our average net daily production for the year ended December 31, 2024 is estimated to range from approximately 155 to 160 MBoe/d, which represents a 6% increase relative to 2023. Our total capital expenditures (excluding acquisitions) for the year ending December 31, 2024 is estimated to range from approximately $550 million to $625 million, which is consistent with our 2023 program and supported by a 2-3 rig development program. Maintaining capital expenditures at 2023 levels while projecting year-over-year production growth is supported by increased efficiencies from the Company’s operations. This forward-looking guidance represents our management’s estimates as of the date of this prospectus supplement, is based upon a number of assumptions that are inherently uncertain and is subject to numerous business, economic, competitive, financial and regulatory risks, including the risks described under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this prospectus supplement and in the documents incorporated herein by reference.
Our Relationship with the KKR Group
On December 7, 2021, in connection with the closing of the Merger Transactions, we entered into the management agreement (the “Management Agreement”), dated as of December 7, 2021, by and between us and the Manager, that engages the Manager to provide certain management and investment advisory services to Crescent

Energy Company and its subsidiaries, including us. Our management team provides services to us pursuant to the Management Agreement.
The Manager is an indirect subsidiary of KKR and a part of the KKR Group. The KKR Group is a leading global investment firm that offers alternative asset management as well as capital markets and insurance solutions.
Pursuant to the Management Agreement, the Manager has agreed to provide us with management services, including senior members of our full executive and corporate management teams, and other assistance, including with respect to strategic planning, risk management, identifying and screening potential acquisitions, identifying and analyzing sustainability issues and providing such other assistance as we may require. Furthermore, entities affiliated with the KKR Group invested in the predecessor of Crescent Energy Company, helped found the strategy we have employed since 2011 and continue to hold a significant investment in our company.
Through our integration with the KKR Group’s global platform, we believe that we benefit from: the power of the “KKR” brand; KKR Global Macro and Asset Allocation, which assists with assessing the impact of macroeconomic factors on potential investments and helps identify market opportunities; KKR Capital Markets, which assists with optimizing the capital structure of investments and underwrites and arranges debt, equity and other forms of financing for both KKR portfolio companies and independent clients; KKR Public Affairs, which, together with the KKR Global Institute, provides insight into public policy, government and regulatory affairs, including experience working with key stakeholders, such as labor unions, industry and trade associations and non-governmental organizations, and sustainability issues and opportunities; and KKR Capstone, which creates value by assisting with due diligence and identifying and delivering sustainable operational performance improvements within the KKR Group’s portfolio companies.
For additional information regarding our Management Agreement and our relationship with the KKR Group, see “Item 1A, Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2023, which is incorporated herein by reference.

The following diagram displays our simplified ownership structure, as of December 31, 2023 and after giving effect to this offering and the Concurrent OpCo Unit Purchase, assuming that the underwriters do not exercise their option to purchase additional shares:
__________________
(1)The shares of Class A Common Stock to be sold by the selling stockholder, a Former Independence Owner, represent the shares of Class A Common Stock to be issued upon redemption of an equivalent number of OpCo Units and cancellation of a corresponding number of shares of Class B Common Stock immediately prior to the closing of this offering. See “Selling Stockholder.”
(2)Guarantors under the Revolving Credit Facility and Senior Notes.

The Offering

Class A Common Stock offered by the selling stockholder
12,000,000 shares (or 13,800,000 shares if the underwriters exercise their option to purchase additional shares in full). All of such shares represent shares of Class A Common Stock to be issued to the selling stockholder upon redemption of an equivalent number of OpCo Units and the cancellation of a corresponding number of shares of Class B Common Stock immediately prior to the closing of this offering. See “Selling Stockholder.”

Class A Common Stock outstanding immediately after this offering	103,608,800 shares (or 105,408,800 shares if the underwriters exercise their option to purchase additional shares in full).

Class B Common Stock outstanding immediately after this offering and the Concurrent OpCo Unit Purchase
74,048,124 shares (or 71,948,124 shares if the underwriters exercise their option to purchase additional shares in full). Shares of our Class B Common Stock are non-economic. In connection with any redemption of OpCo Units pursuant to the Redemption Right (as defined below) or acquisition pursuant to our call right, the corresponding number of shares of Class B Common Stock will be cancelled.

Shares held by the selling stockholder immediately after this offering and the Concurrent OpCo Unit Purchase	37,234,496 shares of Class B Common Stock (or 35,134,496 shares of Class B Common Stock if the underwriters exercise their option to purchase additional shares in full). See “Selling Stockholder.”

Voting power of Class A Common Stock after giving effect to this offering and the Concurrent OpCo Unit Purchase	58.3% (or 59.4% if the underwriters exercise their option to purchase additional shares in full).

Voting power of Class B Common Stock after giving effect to this offering and the Concurrent OpCo Unit Purchase	41.7% (or 40.6% if the underwriters exercise their option to purchase additional shares in full).

Voting rights	Prior to the Trigger Date (as defined in the section titled “Description of Capital Stock” in the accompanying prospectus), holders of our Common Stock will not be entitled to elect directors to our Board of Directors. On and after the Trigger Date, the holders of our Common Stock will be entitled to elect directors but will not have cumulative voting rights in the election of directors. Holders of our Common Stock will otherwise be entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of our Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. See the section titled “Description of Capital Stock” in the accompanying prospectus.

Use of proceeds	We will not receive any of the proceeds from the sale of shares of our Class A Common Stock by the selling stockholder in this offering (including any sales pursuant to the underwriters’ option to purchase additional shares from the selling stockholder).

Listing and trading symbol	Shares of our Class A Common Stock trade on the NYSE under the symbol “CRGY.”

Risk factors	You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our Class A Common Stock.

Dividend Policy
On March 4, 2024, our Board of Directors approved a quarterly cash dividend of $0.12 per share of Class A Common Stock, or $0.48 per share of Class A Common Stock on an annualized basis, to be paid to holders of our Class A Common Stock. The quarterly dividend will be paid on March 28, 2024 to shareholders of record as of the close of business on March 15, 2024. Our return of capital framework includes a fixed $0.12 per share quarterly dividend. Dividend payments are subject to approval by our Board of Directors, in its discretion, and will depend on our level of earnings, financial requirements, applicable law, the terms of our existing debt documents, including the credit agreement governing the Revolving Credit Facility and the indentures governing the 2026 Senior Notes and 2028 Senior Notes, respectively, and other factors deemed relevant by our Board of Directors. Please see the section titled “Dividend Policy”

The number of shares of our Class A Common Stock and Class B Common Stock to be outstanding after this offering and the Concurrent OpCo Unit Purchase is based on the number of shares of our Class A Common Stock and Class B Common Stock, respectively, outstanding as of December 31, 2023 and excludes 3,338,550 shares of Class A Common Stock reserved for issuance under our 2021 Equity Incentive Plan as of December 31, 2021, any shares of Class A Common Stock issuable under the 2021 Manager Incentive Plan, and any shares of Class A Common Stock issuable pursuant to the Management Agreement. See “Item 12. Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters—Equity Compensation Plan Information” and “Items 1 and 2. Business and Properties—Management Agreement” in our Annual Report on Form 10-K for the year ended December 31, 2023 incorporated herein by reference for more information.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
The following table shows our summary historical financial data for each of the periods indicated. The summary historical financial data as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 were derived from the audited combined and consolidated financial statements of Crescent Energy Company incorporated by reference herein. The Western Eagle Ford Acquisitions are reflected in our historical financial statements from July 3 and October 2, 2023, the date of each respective acquisition.
The summary pro forma financial data for the year ended December 31, 2023 were derived from the unaudited pro forma condensed combined and consolidated statement of operations incorporated by reference herein, which has been prepared from the respective historical consolidated statement of operations of Crescent Energy Company for the year ended December 31, 2023 and the statement of revenues and direct operating expenses of the July Western Eagle Ford Assets for the period from January 1, 2023 through July 2, 2023. The unaudited pro forma statement of operations for the year ended December 31, 2023 gives effect to the July Western Eagle Ford Acquisition as if it had occurred on January 1, 2023. See our Current Report on Form 8-K filed on March 6, 2024, incorporated by reference herein.
Neither the historical nor pro forma results of Crescent Energy Company are necessarily indicative of future operating results. The summary financial data presented below are qualified in their entirety by reference to, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this prospectus supplement and the historical financial statements and pro forma statement of operations and related notes incorporated by reference in this prospectus supplement.

	Historical			Pro Forma
	Year Ended December 31,			Year Ended December 31,
	2023	2022	2021	2023
	(in thousands)
Statement of operations data:
Revenues and other operating income
Oil	$1,750,961	$1,969,070	$883,087	$1,860,549
Natural gas	371,066	766,962	354,298	388,291
Natural gas liquids	192,870	268,192	185,530	216,014
Midstream and other	67,705	52,841	54,062	60,988
Total revenues	2,382,602	3,057,065	1,476,977	2,525,842
Expenses
Lease operating expense	495,380	438,753	243,501	524,034
Workover expense	58,441	66,864	10,842	58,441
Asset operating expense	86,593	78,709	45,940	86,593
Gathering, transportation and marketing	235,153	177,078	187,059	280,976
Production and other taxes	162,963	238,381	108,992	171,353
Depreciation, depletion, and amortization	675,782	532,926	312,787	699,890
Impairment expense	153,495	142,902	—	153,495
Exploration expense	9,328	3,425	1,180	9,328
Midstream and other operating expense	39,809	13,513	13,389	39,809
General and administrative expense	140,918	84,990	78,342	140,918
Gain on sale of assets	—	(4,641)	(8,794)	—
Total expenses	2,057,862	1,772,900	993,238	2,164,837
Income from operations	324,740	1,284,165	483,739	361,005

	Historical			Pro Forma
	Year Ended December 31,			Year Ended December 31,
	2023	2022	2021	2023
	(in thousands)
Other income (expense)
Interest expense	(145,807)	(95,937)	(50,740)	(166,900)
Gain (loss) on derivatives(1)	166,980	(676,902)	(866,020)	166,980
Income from equity affiliates	(413)	4,616	368	(413)
Other income (expense)	(282)	949	120	(282)
Total other income (expense)	20,478	(767,274)	(916,272)	(615)
Income (loss) before income taxes	345,218	516,891	(432,533)	360,390
Income tax benefit (expense)	(23,227)	(36,291)	306	(24,217)
Net income (loss)	321,991	480,600	(432,227)	336,173
Less: net loss attributable to Predecessor	—	—	339,168	—
Less: net (income) loss attributable to noncontrolling interests	(472)	(2,669)	14,922	(472)
Less: net (income) loss attributable to redeemable noncontrolling interests	(253,909)	(381,257)	58,761	(263,168)
Net income (loss) attributable to Crescent Energy	$67,610	$96,674	$(19,376)	$72,533
Balance sheet data (at period end):
Cash and cash equivalents	$2,974	$—
Property, plant and equipment, net	6,115,826	5,437,770
Total assets	6,803,335	6,019,849
Total debt	1,694,375	1,247,558
Total liabilities	3,167,617	2,720,855
Redeemable noncontrolling interests	1,901,208	2,436,703
Total equity	1,734,510	862,291
Net cash provided by (used in):
Operating activities	$935,769	$1,012,372	$233,147
Investing activities	(1,398,800)	(1,124,344)	(244,595)
Financing activities	456,456	(7,841)	105,145
Non-GAAP financial measures(2):
Adjusted EBITDAX	$1,022,748	$1,167,248	$520,051	$1,083,121
Levered Free Cash Flow	310,204	434,052	276,670	348,494
__________________
(1)Realized loss on commodity derivatives for the year ended December 31, 2021 includes non-recurring early settlement of derivative contracts.
(2)See “—Non-GAAP financial measures” for definitions of Adjusted EBITDAX and Levered Free Cash Flow and reconciliations to the nearest comparable GAAP metric.
Non-GAAP financial measures
Adjusted EBITDAX
We define Adjusted EBITDAX as net income (loss) before interest expense, realized loss on interest rate derivatives, income tax expense (benefit), depreciation, depletion and amortization, exploration expense, non-cash gain (loss) on derivatives, impairment expense, non-cash equity-based compensation expense, (gain) loss on sale of assets, other (income) expense, transaction and nonrecurring expenses and early settlement of derivative contracts. Additionally, we further subtract certain redeemable noncontrolling interest distributions made by OpCo related to

Manager Compensation and settlement of acquired derivative contracts. As consideration for the services rendered pursuant to the Management Agreement and the Manager’s overhead, including compensation of the executive management team (as further discussed under “—Our Relationship with the KKR Group”), the Manager is entitled to receive compensation (“Manager Compensation”) equal to an amount per annum representing our pro rata portion (based on our relative ownership of OpCo) of $55.5 million.
Adjusted EBITDAX is not a measure of performance as determined by GAAP. We believe Adjusted EBITDAX is a useful performance measure because it allows for an effective evaluation of our operating performance when compared against our peers, without regard to our financing methods, corporate form or capital structure. We exclude the items listed above from net income (loss) in arriving at Adjusted EBITDAX because these amounts can vary substantially within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDAX should not be considered as an alternative to, or more meaningful than, net income (loss) as determined in accordance with GAAP, of which such measure is the most comparable GAAP measure. Certain items excluded from Adjusted EBITDAX are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax burden, as well as the historic costs of depreciable assets, none of which are reflected in Adjusted EBITDAX. Our presentation of Adjusted EBITDAX should not be construed as an inference that our results will be unaffected by unusual or nonrecurring items. Our computations of Adjusted EBITDAX may not be identical to other similarly titled measures of other companies. In addition, the Revolving Credit Facility and Senior Notes include a calculation of Adjusted EBITDAX for purposes of covenant compliance.
Levered Free Cash Flow
We define Levered Free Cash Flow as Adjusted EBITDAX less interest expense, excluding non-cash deferred financing cost amortization, realized loss on interest rate derivatives, current income tax expense, tax-related redeemable noncontrolling interest distributions made by OpCo and development of oil and natural gas properties. Levered Free Cash Flow does not take into account amounts incurred on acquisitions.
Levered Free Cash Flow is not a measure of liquidity as determined by GAAP. Levered Free Cash Flow is a supplemental non-GAAP liquidity measure that is used by our management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. We believe Levered Free Cash Flow is a useful liquidity measure because it allows for an effective evaluation of our operating and financial performance and the ability of our operations to generate cash flow that is available to reduce leverage or distribute to our equity holders. Levered Free Cash Flow should not be considered as an alternative to, or more meaningful than, Net cash flow provided by operating activities as determined in accordance with GAAP, of which such measure is the most comparable GAAP measure, or as an indicator of actual liquidity, operating performance or investing activities. Our computations of Levered Free Cash Flow may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDAX and Levered Free Cash Flow should be read in conjunction with the information contained in Crescent Energy Company’s combined and consolidated financial statements prepared in accordance with GAAP. The following table presents a reconciliation of Adjusted EBITDAX and Levered Free Cash Flow to net income (loss), the most directly comparable financial measure calculated in accordance with GAAP.

	Historical			Pro Forma
	Year Ended December 31,			Year Ended December 31,
	2023	2022	2021	2023
	(in thousands)
Net income (loss)	$321,991	$480,600	$(432,227)	$336,173
Adjustments to reconcile to Adjusted EBITDAX:
Interest expense	145,807	95,937	50,740	166,900
Realized loss on interest rate derivatives	—	—	7,373	—
Income tax expense (benefit)	23,227	36,291	(306)	24,217
Depreciation, depletion and amortization	675,782	532,926	312,787	699,890
Exploration expense	9,328	3,425	1,180	9,328
Non-cash (gain) loss on derivatives	(320,714)	(102,358)	330,368	(320,714)
Impairment expense	153,495	142,902	—	153,495
Non-cash equity-based compensation expense	82,936	38,063	39,919	82,936
(Gain) loss on sale of assets	—	(4,641)	(8,794)	—
Other (income) expense	282	(949)	(120)	282
Certain redeemable noncontrolling interest distributions made by OpCo related to Manager Compensation	(30,563)	(39,070)	(2,706)	(30,563)
Transaction and nonrecurring expenses(1)	22,632	34,051	23,149	22,632
Early settlement of derivative contracts(2)	—	—	198,688	—
Settlement of acquired derivative contracts(3)	(61,455)	(49,929)	—	(61,455)
Adjusted EBITDAX (non- GAAP)	$1,022,748	$1,167,248	$520,051	$1,083,121
Adjustments to reconcile to Levered Free Cash Flow:
Interest expense, excluding non-cash deferred financing cost amortization	(132,981)	(87,043)	(40,551)	(154,074)
Realized loss on interest rate derivatives	—	—	(7,373)	—
Current income tax (expense)	(494)	(3,113)	(629)	(1,484)
Tax-related redeemable noncontrolling interest (distributions) made by OpCo	(753)	(18,160)	—	(753)
Development of oil and natural gas properties	(578,316)	(624,880)	(194,828)	(578,316)
Levered Free Cash Flow (non-GAAP)	$310,204	$434,052	$276,670	$348,494
__________________
(1)Transaction and nonrecurring expenses of $22.6 million during the year ended December 31, 2023 were primarily related to the Western Eagle Ford Acquisitions and the Merger Transactions. Transaction and nonrecurring expenses of $34.1 million during the year ended December 31, 2022 were primarily related to (i) legal, consulting, transition service agreement costs, related restructuring of acquired derivative contracts and other fees incurred for the Uinta Acquisition and Merger Transactions, (ii) severance costs subsequent to the Merger Transactions, (iii) merger integration costs and (iv) acquisition and debt transaction related costs. Transaction and nonrecurring expenses of $23.1 million during the year ended December 31, 2021 were primarily related to legal, consulting and other fees incurred for the Carve-out, the April 2021 Exchange and the Merger Transactions.
(2)Represents the settlement in June 2021 of certain outstanding derivative oil commodity contracts for open positions associated with calendar years 2022 and 2023. Subsequent to the settlement, we entered into new commodity derivative contracts at prevailing market prices.
(3)Represents the settlement of certain oil commodity derivative contracts acquired in connection with the Uinta Acquisition.

Summary reserve and operating data
Summary reserve data
The following tables summarize our estimated net proved reserves as of December 31, 2023. For more information regarding our reserve volume and values, see “Items 1 and 2. Business and Properties—Oil, Natural Gas and NGL Reserve Data” in our Annual Report on Form 10-K for the year ended December 31, 2023, incorporated by reference herein.
Summary reserve data based on SEC Pricing
The following table provides our historical reserves, PV-0 and PV-10 as of December 31, 2023 for Crescent Energy Company prepared in accordance with SEC guidelines. The reserve estimates presented with respect to Crescent Energy Company in the tables below are based primarily on a reserve report prepared by Ryder Scott. In preparing its report, Ryder Scott evaluated properties representing approximately 98% of our total proved reserves as of December 31, 2023. Our internal technical staff evaluated the remaining properties.

As of December 31, 2023 (1)
Net Proved Reserves:
Oil (MBbls)	250,465
Natural gas (MMcf)	1,176,416
NGLs (MBbls)	101,632
Total Proved Reserves (MBoe)	548,166
Standardized Measure (millions) (2)	$5,289
PV-0 (millions) (2)	$9,656
PV-10 (millions) (2)	$5,566
Net Proved Developed Reserves:
Oil (MBbls)	176,546
Natural gas (MMcf)	1,032,578
NGLs (MBbls)	87,316
Total Proved Developed Reserves (MBoe)	435,958
PV-0 (millions) (2)	$7,010
PV-10 (millions) (2)	$4,375
Net Proved Undeveloped Reserves:
Oil (MBbls)	73,919
Natural gas (MMcf)	143,838
NGLs (MBbls)	14,316
Total Proved Undeveloped Reserves (MBoe)	112,208
PV-0 (millions) (2)	$2,646
PV-10 (millions) (2)	$1,191
__________________
(1)Our reserves, PV-0 and PV-10 were determined using SEC pricing. For oil and NGL volumes, the average WTI posted price of $78.22 per barrel as of December 31, 2023, was adjusted for items such as gravity, quality, local conditions, gathering, transportation fees and distance from market. For natural gas volumes, the average Henry Hub Index spot price of $2.64 per MMBtu as of December 31, 2023, was similarly adjusted for items such as quality, local conditions, gathering, transportation fees and distance from market. All prices are held constant throughout the lives of the properties. The average adjusted product prices over the remaining lives of the properties are $74.71 per barrel of oil, $2.36 per Mcf of natural gas and $27.33 per barrel of NGLs as of December 31, 2023.
(2)Present value (discounted at PV-0 and PV-10) is not a financial measure calculated in accordance with GAAP because it does not include the effects of income taxes on future net revenues. None of PV-0, PV-10 and standardized measure represent an estimate of the fair market value of our oil and natural gas properties or our proved reserves. Our PV-0 measurement does not provide a discount rate to estimated future cash flows. PV-0 therefore does not reflect the risk associated with future cash flow projections like PV-10 does. PV-0 should therefore only be evaluated in connection with an evaluation of our PV-10 and standardized measure. We believe that the presentation of

PV-0 and PV-10 is relevant and useful to investors as supplemental disclosure to standardized measure because they present future net cash flows attributable to our reserves, prior to taking into account future income taxes and our current tax structure. For Crescent Energy Company, the PV-0 and PV-10 income tax amounts included in standardized measure but not included in PV-0 and PV-10 were $410.7 million and $276.8 million, respectively. We and others in our industry use PV-0 and PV-10 as a measure to compare the relative size and value of proved reserves held by companies without regard to the specific tax characteristics of such entities.
Summary reserve data based on NYMEX pricing
The following table provides our historical reserves, PV-0 and PV-10 as of December 31, 2023 for Crescent Energy Company using NYMEX pricing. We have included this reserve sensitivity in order to provide an additional method of presentation of the fair value of our assets and the cash flows that we expect to generate from those assets based on the market’s forward-looking pricing expectations as of January 31, 2024. The historical 12-month pricing average in our 2023 disclosures under the heading “—Summary reserve data based on SEC pricing” does not reflect the oil and natural gas futures. We believe that the use of forward prices provides investors with additional useful information about our reserves, as the forward prices are based on the market’s forward-looking expectations of oil and natural gas prices as of a certain date, although we caution investors that this information should be viewed as a helpful alternative, not a substitute, for the data presented based on SEC pricing. In addition, we believe strip pricing provides relevant and useful information because it is widely used by investors in our industry as a basis for comparing the relative size and value of our proved reserves to our peers and in particular addresses the impact of differentials compared with our peers. Our estimated historical reserves, PV-0 and PV-10 based on NYMEX pricing, were otherwise prepared on the same basis as our estimations based on SEC pricing reserves for the comparable period. Reserve estimates using NYMEX pricing are calculated using the internal systems of our management and have not been prepared or audited by an independent, third-party reserve engineer, but otherwise contain the same parameters, except for price and minor system differences.

As of December 31, 2023(1)
Net Proved Reserves:
Oil (MBbls)	235,776
Natural gas (MMcf)	1,381,025
NGLs (MBbls)	102,908
Total Proved Reserves (MBoe)	568,856
PV-0 (millions) (2)	$7,630
PV-10 (millions) (2)	$4,578
Net Proved Developed Reserves:
Oil (MBbls)	162,947
Natural gas (MMcf)	1,238,762
NGLs (MBbls)	88,779
Total Proved Developed Reserves (MBoe)	458,187
PV-0 (millions) (2)	$5,766
PV-10 (millions) (2)	$3,804
Net Proved Undeveloped Reserves:
Oil (MBbls)	72,829
Natural gas (MMcf)	142,263
NGLs (MBbls)	14,129
Total Proved Undeveloped Reserves (MBoe)	110,669
PV-0 (millions) (2)	$1,864
PV-10 (millions) (2)	$774
__________________
(1)Our NYMEX reserves, PV-0 and PV-10 were determined using NYMEX pricing, without giving effect to derivative transactions and were calculated based on settlement prices to better reflect the market expectations as of that date, as adjusted for our estimates of quality, transportation fees, and market differentials. The NYMEX reserves calculations are based on NYMEX pricing at closing on January 31,

2024 for oil and natural gas. The average adjusted product prices over the remaining lives of the properties are $62.88 per barrel of oil, $3.30 per Mcf of natural gas and $22.83 per barrel of NGLs as of January 31, 2024 for Crescent Energy Company. We believe that the use of forward prices provides investors with additional useful information about our reserves, as the forward prices are based on the market’s forward-looking expectations of oil and natural gas prices as of a certain date, although we caution investors that this information should be viewed as a helpful alternative, not as a substitute, for the data presented based on SEC pricing. See “Risk factors.”
(2)Present value (discounted at PV-0 and PV-10) is not a financial measure calculated in accordance with GAAP because it does not include the effects of income taxes on future net revenues. Neither PV-0 nor PV-10 represent an estimate of the fair market value of our oil and natural gas properties. Our PV-0 measurement does not provide a discount rate to estimated future cash flows. PV-0 therefore does not reflect the risk associated with future cash flow projections like PV-10 does. PV-0 should therefore only be evaluated in connection with an evaluation of our PV-10 of discounted future net cash flows. We believe that the presentation of PV-0 and PV-10 is relevant and useful to our investors about the future net cash flows of our reserves in the absence of a comparable measure such as standardized measure. We and others in our industry use PV-0 and PV-10 as a measure to compare the relative size and value of proved reserves held by companies without regard to the specific tax characteristics of such entities. Investors should be cautioned that neither of PV-0 and PV-10 represent an estimate of the fair market value of our proved reserves. GAAP does not prescribe any corresponding measure for PV-10 of reserves based on pricing other than SEC pricing. As a result, it is not practicable for us to reconcile our PV-10 using NYMEX pricing to standardized measure as determined in accordance with GAAP.
Summary operating data
The following table summarizes production, price and cost data for the years ended December 31, 2023, 2022 and 2021, in each case without giving effect to any pre-acquisition results of the Western Eagle Ford Acquisitions.

	Year Ended December 31,
	2023	2022	2021
Net Production:
Oil (MBbls)	24,287	21,865	13,237
Natural gas (MMcf)	130,629	128,470	89,455
NGLs (MBbls)	8,475	7,110	6,099
Total (MBoe)	54,533	50,387	34,245
Average daily production (MBoe/d)	149	138	94
Average Realized Prices (before effects of derivatives):
Oil (per Bbl)	$72.09	$90.06	$66.71
Natural gas (per Mcf)	2.84	5.97	3.96
NGLs (per Bbl)	22.76	37.72	30.42
Average Realized Prices (after effects of derivatives):
Oil (per Bbl)	$65.04	$71.98	$53.07
Natural gas (per Mcf)	2.83	3.42	3.06
NGLs (per Bbl)	24.95	29.70	19.15
Average Operating Costs per Boe:
Operating expense excluding production and other tax	$16.79	$15.38	$14.62
Production and other tax	2.99	4.73	3.18
Depreciation, depletion, and amortization	12.39	10.58	9.13

RISK FACTORS
An investment in our securities involves a high degree of risk. You should carefully consider those risk factors described under the heading “Risk Factors” in our most recent Annual Report on Form 10-K and any subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (other than, in each case, information furnished rather than filed), which are incorporated by reference herein, together with all of the other information included in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference, in evaluating an investment in our securities. Our business, prospects, financial condition or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our Class A Common Stock could decline due to any of these risks, and, as a result, you may lose all or part of your investment. Before deciding whether to invest in our securities, you should also refer to the other information contained in or incorporated by reference into this prospectus supplement, including the section entitled “Cautionary Note Regarding Forward-Looking Statements.”
Risks Related to This Offering and our Common Stock
The prevailing market price of shares of Class A Common Stock may be volatile.
The prevailing market price of shares of Class A Common Stock may fluctuate due to a variety of factors, including:
•general market conditions, including fluctuations in commodity prices and continuing or worsening inflation and related changes in monetary policy;
•our operating and financial performance;
•the number of identified drilling locations and our reserves estimates;
•quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues, capital expenditures, production, and unit costs;
•the public reaction to our press releases (including press releases relating to this offering), our other public announcements and our filings with the SEC;
•strategic actions by our competitors;
•changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;
•speculation in the press or investment community;
•the failure of research analysts to cover our Class A Common Stock;
•sales of our Class A Common Stock by us or other stockholders, or the perception that such sales may occur;
•changes in accounting principles, policies, guidance, interpretations or standards;
•additions or departures of key management personnel;
•actions by our stockholders;
•domestic and international economic, geopolitical, legal and regulatory factors unrelated to our performance;
•general economic and political conditions, such as the effects of the COVID-19 pandemic, recessions, interest rates, local and national elections, fuel prices, international currency fluctuations, corruption, political instability and acts of war or terrorism, including the armed conflict in Ukraine; and

•the realization of any risks described in this “Risk Factors” section or in the “Risk Factors” section in our most recent Annual Report on Form 10-K or subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K.
These market and industry factors may materially reduce the prevailing market price of shares of Class A Common Stock regardless of our operating performance.
Future sales of our Class A Common Stock in the public market, or the perception that such sales may occur, could reduce the price of our Class A Common Stock, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.
We, the selling stockholder or other holders of our Common Stock may sell additional shares of our Class A Common Stock in subsequent offerings. In addition, subject to certain limitations and exceptions, OpCo Unitholders may redeem their OpCo Units (together with a corresponding number of shares of our Class B Common Stock) for shares of our Class A Common Stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and then sell those shares of our Class A Common Stock. As of December 31, 2023, we had 91,608,800 outstanding shares of Class A Common Stock and 88,048,124 outstanding shares of Class B Common Stock. Former Independence Owners, including the selling stockholder, own all of the outstanding shares of our Class B Common Stock, representing approximately 49% of our total outstanding common stock. The registration rights agreement we entered into at closing of the Merger Transactions requires us to effect the registration of their shares in certain circumstances, and this offering on behalf of the selling stockholder named herein is being conducted pursuant to such registration rights agreement.
In connection with this offering, we, our executive officers, directors and certain holders of our outstanding Common Stock (including the selling stockholder) will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our Class A Common Stock and certain other securities held by them for 60 days following the date of this prospectus. Wells Fargo Securities, LLC may, in its sole discretion and at any time without notice, release all or any portion of the shares or securities subject to the lock-up agreements. See “Underwriting” for a description of these lock-up agreements.
Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in a public market pursuant to Rule 144, subject to our compliance with the public information requirement and, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that certain of our existing stockholders will be considered affiliates upon the expiration of the lock-up period based on their expected share ownership, as well as their board nomination rights (if applicable). Certain other of our stockholders may also be considered affiliates at that time.
In addition, we filed a registration statement with the SEC on Form S-8 providing for the registration of 4,218,398 shares of our Class A Common Stock issued or reserved for issuance under the Contango Oil & Gas Company Third Amended and Restated 2009 Incentive Compensation Plan, as proposed to be amended and assumed by us and our Class A Common Stock issued or reserved for issuance under the Crescent Energy Company 2021 Equity Incentive Plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 have been made available for resale immediately in the public market without restriction.
We cannot predict the size of future issuances of our Class A Common Stock or securities convertible into Class A Common Stock or the effect, if any, that future issuances and sales of shares of our Class A Common Stock will have on the market price of our Class A Common Stock. Sales of substantial amounts of our Class A Common Stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A Common Stock.

This offering is not conditioned on the closing of the Concurrent OpCo Unit Purchase, so the fully diluted ownership of our Common Stock may not give effect to the Concurrent OpCo Unit Purchase.
This offering is not conditioned upon the closing of the Concurrent OpCo Unit Purchase. If we do not consummate the Concurrent OpCo Unit Purchase, your relative ownership percentage in us will be less than it would be if we purchase such OpCo Units and cancel a corresponding number of shares of Class B Common Stock.
If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our Class A Common Stock or if our operating results do not meet their expectations, the trading price of our Class A Common Stock could decline.
The trading market for our Class A Common Stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrades our Class A Common Stock or if our operating results do not meet their expectations, the trading price of our Class A Common Stock could decline.
Our actual operating results, costs and activities could differ materially from our guidance.
We have included in this prospectus supplement certain forecasted operating results, costs and activities, including certain future expected production results and capital expenditures. This forward-looking guidance represents our management’s estimates as of the date of this prospectus supplement, is based upon a number of assumptions that are inherently uncertain and is subject to numerous business, economic, competitive, financial and regulatory risks, including the risks described under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this prospectus supplement and in the documents incorporated herein by reference. Many of these risks and uncertainties are beyond our control, such as declines in commodity prices and the speculative nature of estimating oil, natural gas and NGL reserves and in projecting future rates of production. If any of these risks and uncertainties actually occur or the assumptions underlying our guidance are incorrect, our actual operating results, costs and activities may be materially and adversely different from our guidance. In addition, investors should also recognize that the reliability of any guidance diminishes the further in the future that the data is forecast. In light of the foregoing, investors are urged to put our guidance in context and not to place undue reliance upon it.

USE OF PROCEEDS
We will not receive any proceeds from the sale of the Class A Common Stock offered under this prospectus supplement. Any proceeds from the sale of Class A Common Stock under this prospectus supplement will be received by the selling stockholder. However, pursuant to the Registration Rights Agreement, dated December 7, 2021, by and among the Company and each of the Holders set forth on the signature pages thereto (the “Registration Rights Agreement”), we will pay the expenses, other than underwriting discounts and commissions, associated with the sale of Class A Common Stock by the selling stockholder pursuant to this prospectus supplement.

DIVIDEND POLICY
On March 4, 2024, our Board of Directors approved a quarterly cash dividend of $0.12 per share, or $0.48 per share on an annualized basis, to be paid to our shareholders. The quarterly dividend is payable on March 28, 2024 to shareholders of record as of the close of business on March 15, 2024.
Our return of capital framework includes a fixed $0.12 per share quarterly dividend. Payments will depend on our level of earnings, financial requirements and other factors and will be subject to approval by our Board of Directors, applicable law and the terms of our existing debt documents, including the credit agreement governing the Revolving Credit Facility and the indentures governing the 2026 Senior Notes and 2028 Senior Notes.

REDEMPTION OF OPCO UNITS AND CLASS B COMMON STOCK
Pursuant to the Amended & Restated Limited Liability Company Agreement of OpCo (the “OpCo LLC Agreement”), each holder of OpCo Units (an “OpCo Unit Holder”) holds one share of our Class B Common Stock for each OpCo Unit held by such OpCo Unit Holder. Pursuant to the OpCo LLC Agreement, each OpCo Unit Holder, including the selling stockholder named in this prospectus supplement, has the right to redeem its OpCo Units, together with an equal number of shares of Class B Common Stock, for an equivalent number of shares of Class A Common Stock (subject to customary conversion rate adjustments for stock splits, stock dividends and reclassification and similar transactions) or, if either we or OpCo so elect, cash. Upon the redemption of such OpCo Units for shares of Class A Common Stock, a corresponding number of shares of Class B Common Stock will be cancelled.
As OpCo Unit Holders exchange their OpCo Units and Class B Common Stock for Class A Common Stock, our relative ownership interest in OpCo will correspondingly increase.

SELLING STOCKHOLDER
This prospectus supplement covers the offer and sale of up to 12,000,000 shares of our Class A Common Stock by the selling stockholder identified below.
The following table sets forth information regarding the beneficial ownership of our Common Stock by the selling stockholder, the number of shares of our Class A Common Stock offered hereby by the selling stockholder and information with respect to shares to be beneficially owned by the selling stockholder after completion of this offering and the Concurrent OpCo Unit Purchase. The number of shares of Common Stock outstanding and percentages of beneficial ownership provided in the table below are based on the beneficial ownership as of December 31, 2023 and are based on 91,608,800 shares of our Class A Common Stock and 88,048,124 shares of our Class B Common Stock outstanding as of December 31, 2023.
Beneficial ownership has been determined under rules promulgated by the SEC. The information does not necessarily indicate beneficial ownership for any other purpose. Shares of common stock subject to currently exercisable and convertible securities currently convertible, or exercisable or convertible within 60 days after the date of this prospectus supplement, are deemed outstanding for purposes of computing the percentage beneficially owned by the person or entity holding such securities but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person or entity.

	Class A Common Stock	Class B Common Stock	Combined Voting Power (1)	Number of shares of Class A Common Stock offered if the underwriters’ option to purchase additional shares is not exercised	Number of shares of Class A Common Stock offered if the underwriters’ option to purchase additional shares is exercised in full	Shares Beneficially Owned After this Offering and the Concurrent OpCo Unit Purchase			Shares Beneficially Owned After this Offering and the Concurrent OpCo Unit Purchases
						(Assuming No Exercise of the Underwriters’ Option to Purchase Additional Shares)(2)			(Assuming Exercise of the Underwriters’ Option to Purchase Additional Shares in Full)(2)
Name of Beneficial Owner	Number	Number	%			Class A Common Stock	Class B Common Stock	Combined Voting Power	Class A Common Stock	Class B Common Stock	Combined Voting Power
Independence Energy Aggregator L.P.(3)(4)	—	51,234,496	28.5%	12,000,000	13,800,000	—	37,234,496	21.0%	—	35,134,496	19.8%
__________________
(1)Represents percentage of voting power of our Class A Common Stock and Class B Common Stock voting together as a single class. Each share of Class B Common Stock entitles the holder thereof to one vote for each OpCo Unit held by such holder. Accordingly, the holders of our Class B Common Stock collectively have a number of votes in the Company equal to the number of OpCo Units that they hold.
(2)Represents the amounts of shares that will be held by the selling stockholder after completion of this offering based on the assumptions that no other shares of our Common Stock will be acquired prior to completion of this offering by the selling stockholder. The selling stockholder may sell all, some or none of the shares offered pursuant to this prospectus supplement and may sell other shares of our Common Stock that it may own pursuant to another registration statement under the Securities Act or sell some or all of its respective shares pursuant to an exemption from the registration requirements of the Securities Act, including under Rule 144 promulgated thereunder or any successor rule. To our knowledge, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares that may be held by the selling stockholder after completion of this offering or otherwise. The Concurrent OpCo Unit Purchase is conditioned on the consummation of this offering, but this offering is not conditioned on the consummation of the Concurrent OpCo Unit Purchase. See “Summary—Recent Events—Concurrent OpCo Unit Purchase.”
(3)Independence Energy Aggregator L.P. (“Aggregator”) is the direct beneficial owner of the securities reported and is the entity through which certain unaffiliated limited partners and affiliated entities hold their interests in the Company and OpCo. Independence Energy Aggregator GP LLC (“Aggregator GP”) is the general partner of Aggregator. KKR Upstream Associates LLC is the sole member of Aggregator GP. KKR Group Assets Holdings III L.P. and KKR Financial Holdings LLC are the controlling members of KKR Upstream Associates LLC. KKR Group Assets III GP LLC is the general partner of KKR Group Assets Holdings III L.P. KKR Group Partnership L.P. is the sole member of each of KKR Group Assets III GP LLC and KKR Financial Holdings LLC. KKR Group Holdings Corp. is the general partner of KKR Group Partnership L.P. KKR & Co. Inc. is the sole stockholder of KKR Group Holdings Corp. KKR Management LLP is the Series I preferred stockholder of KKR & Co. Inc. Henry R. Kravis and George R. Roberts are the founding partners of KKR Management LLP. Each of such beneficial owners disclaims beneficial ownership of such securities in excess of their pecuniary interest therein. Pursuant to our Amended & Restated Certificate of Incorporation, Aggregator, as the sole owner of our Non-Economic Series I Preferred Stock has the exclusive right to appoint our Board of Directors and holds approval rights over certain other actions prior to such actions being taken by us.
(4)The shares of Class A Common Stock to be sold by the selling stockholder represent shares of Class A Common Stock to be issued to the selling stockholder upon redemption by the selling stockholder of an equivalent number of OpCo Units and the cancellation of a corresponding number of shares of Class B Common Stock immediately prior to the closing of this offering.

Material Relationships with Selling Stockholder
Our material relationships with the selling stockholder and its affiliates are set forth in “Certain Relationships and Related Transactions, and Director Independence” of our Annual Report on Form 10-K for the year ended December 31, 2023, which is incorporated herein by reference.

CERTAIN ERISA CONSIDERATIONS
The following is a summary of certain considerations associated with the acquisition and holding of shares of Class A Common Stock, or any interest therein, by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-United States plans (as described in Section 4(b)(4) of ERISA) or other plans that are not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-United States or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).
This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this prospectus supplement. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.
General Fiduciary Matters
ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (a “Covered Plan”) and prohibit certain transactions involving the assets of a Covered Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of a Covered Plan or the management or disposition of the assets of a Covered Plan, or who renders investment advice for a fee or other compensation to a Covered Plan, is generally considered to be a fiduciary of the Covered Plan.
In considering an investment in shares of Class A Common Stock, or any interest therein, with a portion of the assets of any Plan, a fiduciary should consider the Plan’s particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of shares of Class A Common Stock, or any interest therein, is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code, or any Similar Law relating to the fiduciary’s duties to the Plan, including, without limitation:
•whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;
•whether, in making the investment, the Covered Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;
•whether the investment is permitted under the terms of the applicable documents governing the Plan;
•whether the acquisition or holding of the shares of Class A Common Stock, or any interest therein, will constitute a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code (please see discussion under “—Prohibited Transaction Issues” below); and
•whether the Plan will be considered to hold, as plan assets, (i) only shares of Class A Common Stock or (ii) an undivided interest in our underlying assets (please see the discussion under “—Plan Asset Issues” below).

Prohibited Transaction Issues
Section 406 of ERISA and Section 4975 of the Code prohibit Covered Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the Covered Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of shares of Class A Common Stock, or any interest therein, by a Covered Plan with respect to which the issuer or an underwriter is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption, of which there are many.
The fiduciary of a Covered Plan that is considering acquiring and/or holding the Class A Common Stock, or any interest therein, in reliance on any prohibited transaction exemption should carefully review the exemption and consult with its counsel to confirm that it is applicable.
Because of the foregoing, shares of Class A Common Stock, or any interest therein, should not be acquired or held by any person investing “plan assets” of any Plan unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.
Plan Asset Issues
Additionally, a fiduciary of a Plan should consider whether the Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that we would become a fiduciary of the Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.
The Department of Labor (the “DOL”) regulations provide guidance with respect to whether the assets of an entity in which Covered Plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets generally would not be considered to be “plan assets” if, among other things:
(a)    the equity interests acquired by Covered Plans are “publicly-offered securities” (as defined in the DOL regulations)—i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are freely transferable, and are either registered under certain provisions of the federal securities laws or sold to the Covered Plan as part of a public offering under certain conditions;
(b)    the entity is an “operating company” (as defined in the DOL regulations)—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or
(c)    there is no significant investment by “benefit plan investors” (as defined in the DOL regulations)—i.e., immediately after the most recent acquisition by a Covered Plan of any equity interest in the entity, less than 25% of the total value of each class of equity interest (disregarding certain interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by Covered Plans and certain other Plans (but not including governmental plans, foreign plans and certain church plans), and entities whose underlying assets are deemed to include plan assets by reason of a Plan’s investment in the entity.

Our assets should not be considered “plan assets” under these regulations because any investment in the shares of our Class A Common Stock offered pursuant to this prospectus supplement by a Covered Plan will satisfy the requirements in (a) above.
Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding shares of our Class A Common Stock, or any interest therein, on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of shares of Class A Common Stock, or any interest therein. Purchasers of shares of Class A Common Stock, or any interest therein, have the exclusive responsibility for ensuring that their acquisition and holding of shares of Class A Common Stock, or any interest therein, complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws. The sale of shares of Class A Common Stock, or any interest therein, to a Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.
Representation
Accordingly, by its acquisition and acceptance of shares of our Class A Common Stock, or any interest therein, each purchaser and subsequent transferee of shares of our Class A Common Stock, or any interest therein, will be deemed to have represented and warranted by its acquisition and holding thereof that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the shares of our Class A Common Stock, or any interest therein, constitutes assets of any Plan or (ii) the acquisition, holding, and subsequent disposition of the shares of our Class A Common Stock, or any interest therein, by such purchaser or subsequent transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

UNDERWRITING
Under the terms and subject to the conditions contained in an underwriting agreement dated March 6, 2024, the selling stockholder has agreed to sell to the underwriters named below, for whom Wells Fargo Securities, LLC and Evercore Group L.L.C. are acting as representatives, the following respective numbers of shares of Class A Common Stock:

Underwriter	Number of Shares
Wells Fargo Securities, LLC	3,660,000
Evercore Group L.L.C.	3,120,000
Raymond James & Associates, Inc.	1,920,000
Mizuho Securities USA LLC	1,020,000
Truist Securities, Inc.	1,020,000
Stephens Inc.	480,000
Tudor, Pickering, Holt & Co. Securities, LLC	480,000
Piper Sandler & Co.	300,000
Total	12,000,000
The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A Common Stock in the offering if any are purchased, other than those shares covered by the option to purchase additional shares described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.
The selling stockholder has agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.
The selling stockholder has granted the underwriters the option to purchase up to an aggregate additional 1,800,000 shares of Class A Common Stock, less the underwriting discounts and commissions and on the same terms and conditions set forth above within 30 days from the date of this prospectus supplement. The option may be exercised only to cover any over-allotments of Class A Common Stock.
The underwriters propose to offer the shares of Class A Common Stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of up to $0.378 per share. After the initial offering of the shares of Class A Common Stock, the underwriters may change the public offering price and concession.
We will pay all expenses of the registration of the shares of common stock to be sold by the selling stockholder pursuant to the Registration Rights Agreement, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws and the selling stockholder’s expenses; provided, however, that the selling stockholder will pay all underwriting discounts and selling commissions and stock transfer taxes applicable to the sale of its shares of Class A Common Stock and fees and disbursements of its counsel, if any.
The following table summarizes the compensation and estimated expenses we and the selling stockholder will pay:

	Per Share		Total
	Without Option	With Option	Without Option	With Option
Underwriting Discounts and Commissions paid by the selling stockholder	$0.63	$0.63	$7,560,000	$8,694,000

We estimate that our out-of-pocket expenses for this offering will be approximately $0.5 million. We have engaged KKR Capital Markets LLC as an independent financial advisor as defined under FINRA Rule 5110(j)(9) in connection with this offering. The underwriters have agreed to reimburse us for certain expenses incurred by us in connection with this offering upon closing of this offering, including the financial advisory fees payable by us to KKR Capital Markets LLC. We have also agreed to reimburse the underwriters up to $40,000 for expenses related to the review of this offering by FINRA. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.
Our Class A Common Stock is listed on the NYSE under the symbol “CRGY.”
We have agreed that, subject to certain exceptions, we will not, directly or indirectly, take any of the following actions: (i) offer, sell, issue, contract to sell, pledge, lend or otherwise dispose of shares of our Class A Common Stock or any securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock, (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase shares of our Class A Common Stock or any securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock, (iii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of shares of our Class A Common Stock or any securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock, (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in shares of our Class A Common Stock or any securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock within the meaning of Section 16 of the Exchange Act or (v) file with the SEC a registration statement under the Securities Act relating to shares of our Class A Common Stock or any securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock, or publicly disclose the intention to take any such action, without the prior written consent of Wells Fargo Securities, LLC, for a period of 60 days after the date of this prospectus supplement.
Our executive officers, directors, the selling stockholder and certain other holders of our outstanding Common Stock have agreed that they will not offer, sell, contract to sell, pledge, lend or otherwise dispose of, directly or indirectly, any shares of our Class A Common Stock or any securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A Common Stock, whether any such aforementioned transaction is to be settled by delivery of our Class A Common Stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge, loan or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Wells Fargo Securities, LLC, for a period of 60 days after the date of this prospectus supplement, subject to certain exceptions.
In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.
•Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
•Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase through the option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares the underwriters may purchase through the option to purchase additional shares. The underwriters may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market.
•Syndicate covering transactions involve purchases of the Class A Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. If the underwriters sell more shares than could be covered by the option to purchase additional shares, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.
•Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Class A Common Stock originally sold by the syndicate member is purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.
These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A Common Stock or preventing or retarding a decline in the market price of the Class A Common Stock. As a result the price of our Class A Common Stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE and, if commenced, may be discontinued at any time.
A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.
The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, the selling stockholder and our and its respective affiliates, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities and/or instruments of ours, the selling stockholder’s or our or its respective affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Selling Restrictions
Notice to Prospective Investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area (each, a “Relevant State”), no shares have been offered or will be offered to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to Prospective Investors in the United Kingdom
No shares have been offered or will be offered to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:
(a)to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or
(c)in any other circumstances falling within Section 86 of the FSMA.
provided that no such offer of the shares shall require the Company or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or in-vestment activity that this document relates to may be made or taken exclusively by relevant persons.
Notice to Prospective Investors in Hong Kong
The shares may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap.32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the depositary shares may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to depositary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities under Section 275 of the SFA except: (1) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(c)(ii) of the SFA; (2) where no consideration is given for the transfer; (3) by operation of law; (4) as specified in Section 276(7) of the SFA; or (5) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.
Notice to Prospective Investors in Switzerland
This prospectus does not constitute an offer to the public or a solicitation to purchase or invest in any shares. No shares have been offered or will be offered to the public in Switzerland, except that offers of shares may be made to the public in Switzerland at any time under the following exemptions under the Swiss Financial Services Act (“FinSA”):
(a) to any person which is a professional client as defined under the FinSA;
(b) to fewer than 500 persons (other than professional clients as defined under the FinSA), subject to obtaining the prior consent of lead bookrunner for any such offer; or
(c) in any other circumstances falling within Article 36 FinSA in connection with Article 44 of the Swiss Financial Services Ordinance, provided that no such offer of shares shall require the Company or any investment bank to publish a prospectus pursuant to Article 35 FinSA. The shares have not been and will not be listed or admitted to trading on a trading venue in Switzerland.
Neither this document nor any other offering or marketing material relating to the shares constitutes a prospectus as such term is understood pursuant to the FinSA and neither this document nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

LEGAL MATTERS
The validity of the shares of our Class A Common Stock offered by this prospectus supplement will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, Houston, Texas, and for the selling stockholder by Debevoise & Plimpton LLP, New York, New York and Richards, Layton & Finger, P.A., Wilmington, Delaware.
EXPERTS
The financial statements of Crescent Energy Company as of December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023, incorporated by reference in this prospectus supplement, and the effectiveness of Crescent Energy Company’s internal control over financial reporting as of December 31, 2023, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.
The statement of revenues and direct operating expenses for the Oil and Natural Gas Assets of SN EF Maverick, LLC (“SN Maverick”) and Mesquite Comanche Holdings, LLC (“MCOM”) (the Statement), for the year ended December 31, 2022, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the Statement contains an emphasis of matter paragraph that states the accompanying Statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete presentation of the operations of the properties and any other matters paragraph describing limited procedures performed on the accompanying supplemental information related to oil and natural gas producing activities.
Estimates of our oil and natural gas reserves and related future net cash flows and present values thereof related to our properties as of December 31, 2023 included and incorporated by reference herein were based primarily on the proved reserves estimates prepared by Ryder Scott, our independent reserve engineer, a summary letter of which is incorporated by reference into this prospectus supplement. We have incorporated these estimates in reliance on the authority of such firm as stated in its report.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-3 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our Class A Common Stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the Class A Common Stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of such contract, agreement or other document and are not necessarily complete. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved.
The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, and the exhibits and schedules thereto can be downloaded from the SEC’s website. We file with or furnish to the SEC periodic reports and other information. These reports and other information may be obtained from the SEC’s website as provided above. Our website is located at www.crescentenergyco.com. We make our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, amendments to those reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus, and investors should not rely on such information in making a decision to purchase our Class A Common Stock.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
We “incorporate by reference” into this prospectus documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference, and information that we file subsequently with the SEC will automatically update this prospectus. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus and information that we file later and incorporate by reference into this prospectus, you should rely on the information contained in the document that was filed later.
In particular, we incorporate by reference into this prospectus supplement the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:
•our Annual Report on Form 10-K for the year ended December 31, 2023, filed on March 4, 2024;
•our Current Report on Form 8-K/A filed on September 6, 2023 and our Current Reports on Form 8-K filed on February 21, 2024 and March 6, 2024.
•the description of our Class A Common Stock contained in our Registration Statement on Form 8-A, filed on December 7, 2021 including any amendments or reports filed for the purpose of updating the description.
Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
You may request a copy of the registration statement, the above filings and any future filings that are incorporated by reference into this prospectus, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing or calling us at the following address:
600 Travis Street, Suite 7200
Houston, Texas 77002
(713) 337-4600
Attention: Investor Relations

Crescent Energy Company
51,806,850 Shares of Class A Common Stock Offered by the Selling Stockholders

This prospectus relates to the offer and sale by the selling stockholders of up to an aggregate 51,806,850 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Crescent Energy Company (the “Company,” “we,” “our” or “us”), including (a) 572,354 shares of Class A Common Stock currently owned by selling stockholders named herein and (b) 51,234,496 shares of Class A Common Stock that may be issued upon redemption of units (“OpCo Units”) in Crescent Energy OpCo LLC, a Delaware limited liability company (“OpCo”), and an equal number of shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”).
This prospectus provides you with a general description of the Class A Common Stock offered hereby and the general manner in which the selling stockholders will offer such securities. More specific terms of any securities that the selling stockholders offer may be provided in a prospectus supplement, if required, that describes, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus.
We will not receive any proceeds from the sale of shares of Class A Common Stock to be offered by the selling stockholders. However, we will pay the expenses, other than underwriting discounts and commissions, associated with the sale of Class A Common Stock by the selling stockholders pursuant to this prospectus. Our registration of the Class A Common Stock covered by this prospectus does not mean that the selling stockholders will offer or sell any of the Class A Common Stock. The selling stockholders may sell the Class A Common Stock covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell the Class A Common Stock in the section entitled “Plan of Distribution.”
Our Class A Common Stock is traded on The New York Stock Exchange (“NYSE”) under the symbol “CRGY”. The closing price for our Class A Common Stock on March 5, 2024, was $11.93 per share, as reported on the NYSE.

Investing in our Class A Common Stock involves risks. See “Risk Factors” beginning on page 6.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Class A Common Stock determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 6, 2024.

Neither we nor the selling stockholders have authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus, any accompanying prospectus supplement or any free writing prospectus we have prepared. We and the selling stockholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Class A Common Stock offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. The information contained or incorporated by reference in this prospectus is current only as of its date.
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ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, the selling stockholders may, from time to time, offer and sell any combination of the Class A Common Stock described in this prospectus in one or more offerings. This prospectus generally describes Crescent Energy Company and its securities, including its Class A Common Stock. The selling stockholders may use the shelf registration statement to sell up to an aggregate of 51,806,850 shares of Class A Common Stock from time to time through any means described in the section entitled “Plan of Distribution.”
We will not receive any proceeds from the sale of the shares of Class A Common Stock to be offered by the selling stockholders. However, we will pay the expenses, other than underwriting discounts and commissions, associated with the sale of Class A Common Stock by the selling stockholders pursuant to this prospectus. More specific terms of any shares of the Class A Common Stock that the selling stockholders offer may be provided in a prospectus supplement, if required, that describes, among other things, the specific amounts and prices of the Class A Common Stock being offered and the terms of the offering. The prospectus supplement may also add, update or change information included in this prospectus. You should read both this prospectus and any applicable prospectus supplement, together with additional information described below under the captions “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”
No offer of the Class A Common Stock will be made in any jurisdiction where the offer is not permitted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
The information in this prospectus contains or incorporates by reference information that includes or is based upon “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”). All statements, other than statements of historical facts, included or incorporated by reference herein concerning, among other things, planned capital expenditures, increases in oil, natural gas and natural gas liquids (“NGL”) production, the number of anticipated wells to be drilled or completed after the date hereof, future cash flows and borrowings, pursuit of potential acquisition opportunities, our financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. These forward-looking statements are identified by their use of terms and phrases such as “may,” “expect,” “estimate,” “project,” “plan,” “believe,” “intend,” “achievable,” “anticipate,” “will,” “continue,” “potential,” “should,” “could,” and similar terms and phrases. Although we believe that the expectations reflected in these forward-looking statements are reasonable, they do involve certain assumptions, risks and uncertainties. Our results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, among others:
•commodity price volatility;
•our business strategy;
•our ability to identify and select possible additional acquisition and disposition opportunities;
•capital requirements and uncertainty of obtaining additional funding on terms acceptable to us;
•the impact of sales hereunder to the trading price of our Class A Common Stock;
•risks and restrictions related to our debt agreements and the level of our indebtedness;
•our reliance on KKR Energy Assets Manager LLC (the “Manager”) as our external manager;
•our hedging strategy and results;
•realized oil, natural gas and NGL prices;
•political and economic conditions and events in foreign oil, natural gas and NGL producing countries, including embargoes, continued hostilities in the Middle East, including the Israel-Hamas conflict and other sustained military campaigns, the armed conflict in Ukraine and associated economic sanctions on Russia, conditions in South America, Central America and China and acts of terrorism or sabotage;
•general economic conditions, including the impact of inflation and associated changes in monetary policy;
•the impact of central bank policy actions and disruptions in the banking industry and capital markets;
•the severity and duration of public health crises and any resultant impact on governmental actions, commodity prices, supply and demand considerations, and storage capacity;
•timing and amount of our future production of oil, natural gas and NGLs;
•a decline in oil, natural gas and NGL production, and the impact of general economic conditions on the demand for oil, natural gas and NGLs and the availability of capital;
•unsuccessful drilling and completion (“D&C”) activities and the possibility of resulting write downs;
•our ability to meet our proposed drilling schedule and to successfully drill wells that produce oil, natural gas and NGLs in commercially viable quantities;

•shortages of equipment, supplies, services and qualified personnel and increased costs for such equipment, supplies, services and personnel, including any delays and/or supply chain disruptions due to increased hostilities in the Middle East;
•adverse variations from estimates of reserves, production, prices and expenditure requirements, and our inability to replace our reserves through exploration and development activities;
•incorrect estimates associated with properties we acquire relating to estimated proved reserves, the presence or recoverability of estimated oil, natural gas and NGL reserves and the actual future production rates and associated costs of such acquired properties;
•hazardous, risky drilling operations, including those associated with the employment of horizontal drilling techniques, and adverse weather and environmental conditions;
•limited control over non-operated properties;
•title defects to our properties and inability to retain our leases;
•our ability to successfully develop our large inventory of undeveloped acreage;
•our ability to retain key members of our senior management and key technical employees;
•risks relating to managing our growth, particularly in connection with the integration of significant acquisitions;
•our ability to successfully execute our growth strategies;
•impact of environmental, occupational health and safety, and other governmental regulations, and of current or pending legislation that may negatively impact the future production of oil and natural gas or drive the substitution of renewable forms of energy for oil and natural gas;
•federal and state regulations and laws, including the Inflation Reduction Act of 2022;
•our ability to predict and manage the effects of actions of the Organization of the Petroleum Exporting Countries (“OPEC”) and agreements to set and maintain production levels, including as a result of recent production cuts by OPEC, which may be exacerbated by the increased hostilities in the Middle East;
•information technology failures or cyberattacks;
•changes in tax laws;
•effects of competition; and
•seasonal weather conditions.
We caution you that these forward-looking statements are subject to all of the risks and uncertainties incident to the development, production, gathering and sale of oil, natural gas and NGLs, most of which are difficult to predict and many of which are beyond our control. These risks include, but are not limited to, commodity price volatility, inflation, lack of availability and cost of drilling and production equipment and services, project construction delays, environmental risks, drilling and other operating risks, lack of availability or capacity of midstream gathering and transportation infrastructure, regulatory changes, the uncertainty inherent in estimating reserves and in projecting future rates of production, cash flow and access to capital, the timing of development expenditures and the other risks described in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2023, incorporated herein by reference.
Reserve engineering is a process of estimating underground accumulations of hydrocarbons that cannot be measured in an exact way. The accuracy of any reserve estimates depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development program. Accordingly, reserve estimates may differ significantly from the quantities of oil, natural gas and NGLs that are ultimately recovered.
Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

INFORMATION ABOUT THE COMPANY
Our Company
We are a differentiated U.S. energy company committed to delivering value for shareholders through a disciplined growth through acquisition strategy and consistent return of capital. Our portfolio of low-decline, cash-flow oriented assets comprises both mid-cycle unconventional and conventional assets with a long reserve life and deep inventory of high-return development locations in the Eagle Ford and Uinta basins. Our leadership is an experienced team of investment, financial and industry professionals that combines proven investment and operating expertise. For more than a decade, we and our predecessors have executed on a consistent strategy focused on cash flow, risk management and returns. Our Class A Common Stock trades on the NYSE under the symbol “CRGY.”
Company Information
Our principal executive offices are located at 600 Travis Street, Suite 7200, Houston, Texas 77002, and our telephone number is (713) 337-4600. Our website is www.crescentenergyco.com. The information found on our website is not part of this prospectus.

RISK FACTORS
An investment in our securities involves a high degree of risk. You should carefully consider those risk factors described under the heading “Risk Factors” in our most recent Annual Report on Form 10-K and any subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (other than, in each case, information furnished rather than filed), which are incorporated by reference herein, and those risk factors that may be included in any applicable prospectus supplement, together with all of the other information included in this prospectus, any prospectus supplement and the documents we incorporate by reference, in evaluating an investment in our securities. Our business, prospects, financial condition or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our Class A Common Stock could decline due to any of these risks, and, as a result, you may lose all or part of your investment. Before deciding whether to invest in our securities, you should also refer to the other information contained in or incorporated by reference into this prospectus, including the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

USE OF PROCEEDS
We will not receive any proceeds from the sale of the Class A common stock offered under this prospectus. Any proceeds from the sale of Class A Common Stock under this prospectus will be received by the selling stockholders. However, pursuant to the Registration Rights Agreement, dated December 7, 2021, by and among the Company and each of the Holders set forth on the signature pages thereto (the “Registration Rights Agreement”), we will pay the expenses, other than underwriting discounts and commissions, associated with the sale of Class A Common Stock by the selling stockholders pursuant to this prospectus.

REDEMPTION OF OPCO UNITS AND CLASS B COMMON STOCK
Pursuant to the Amended & Restated Limited Liability Company Agreement of OpCo (the “OpCo LLC Agreement”), each holder of OpCo Units (an “OpCo Unit Holder”) holds one share of our Class B Common Stock for each OpCo Unit held by such OpCo Unit Holder. Pursuant to the OpCo LLC Agreement, each OpCo Unit Holder, including certain of the selling stockholders named in this prospectus, has the right to redeem its OpCo Units, together with an equal number of shares of Class B Common Stock, for an equivalent number of shares of Class A Common Stock (subject to customary conversion rate adjustments for stock splits, stock dividends and reclassification and similar transactions) or, if either we or OpCo so elect, cash. Upon the redemption of such OpCo Units for shares of Class A Common Stock, a corresponding number of shares of Class B Common Stock will be cancelled.
As OpCo Unit Holders exchange their OpCo Units and Class B Common Stock for Class A Common Stock, our relative ownership interest in OpCo will correspondingly increase.

SELLING STOCKHOLDERS
Beneficial Ownership
Up to 51,806,850 shares of our Class A Common Stock may be offered for resale by the selling stockholders under this prospectus, including (i) 572,354 shares of Class A Common Stock owned by the selling stockholders named herein and (ii) 51,234,496 shares of Class A Common Stock that may be issued upon exchange of OpCo Units and an equal number of shares of Class B Common Stock.
The following table sets forth the number of shares of Class A Common Stock being offered by the selling stockholders, including their donees, pledgees, transferees or other successors-in-interest, subject to the transfer restrictions described in this prospectus and the documents incorporated by reference herein, based on the assumptions that: (i) all shares registered for sale by this registration statement will be sold by or on behalf of the selling stockholders; and (ii) no other shares of Class A Common Stock will be acquired prior to completion of this offering by the selling stockholders. The following table also sets forth the number of shares known to us, based upon written representations by the selling stockholders, to be beneficially owned by the selling stockholders as of December 31, 2023. The selling stockholders are not making any representation that any shares covered by this prospectus will be offered for sale. The selling stockholders reserve the right to accept or reject, in whole or in part, any proposed sale of the shares.
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares of Class A Common Stock and the right to acquire such voting or investment power within 60 days through the exercise of any option, warrant or other right. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to the shares of Class A Common Stock beneficially owned by them. Except as described in the footnotes to the following table and under “Material Relationships with Selling Stockholders” below, none of the persons named in the table has held any position or office or had any other material relationship with us or our affiliates during the three years prior to the date of this prospectus. The inclusion of any shares of Class A Common Stock in this table does not constitute an admission of beneficial ownership for the person named below.
Holders of shares of our Class A Common Stock and Class B Common Stock vote together as a single class. Each share of Class B Common Stock entitles the holder thereof to one vote for each OpCo Unit held by such holder. Accordingly, the holders of our Class B Common Stock collectively have a number of votes equal to the number of OpCo Units that they hold. The percentages in the table are based on the sum of 91,608,800 shares of Class A Common Stock and 88,048,124 shares of Class B Common Stock outstanding as of December 31, 2023.

	Shares Beneficially Owned Before the Offering			Shares of Class A Common Stock that may be sold hereby(2) (3)	Shares Beneficially Owned After the Offering
Selling stockholders:	Class A CommonStock	Class B Common Stock	Combined Voting Power(1)		Class A Common Stock	Class B Common Stock	Combined Voting Power(1)
Independence Energy Aggregator L.P. (4)	—	51,234,496	28.5%	51,234,496	—	—	—
KKR Upstream Associates LLC (5)	572,354	51,234,496	28.8%	572,354	—	—	—
__________________
(1)Represents percentage of voting power of our Class A Common Stock and Class B Common Stock voting together as a single class. Each share of Class B Common Stock entitles the holder thereof to one vote for each OpCo Unit held by such holder. Accordingly, the holders of our Class B Common Stock collectively have a number of votes in the Company equal to the number of OpCo Units that they hold.
(2)Includes shares of our Class B Common Stock owned by the selling stockholders that are, together with an equivalent number of OpCo Units, exchangeable at any time and from time to time for shares of Class A Common Stock on a one-for-one basis.
(3)Represents the number of shares being registered on behalf of the selling stockholder pursuant to this registration statement, which may be less than the total number of shares held by the selling stockholder.
(4)Independence Energy Aggregator L.P. (“Aggregator”) is the direct beneficial owner of the securities reported and is the entity through which certain unaffiliated limited partners and affiliated entities hold their interests in the Company and OpCo. Independence Energy Aggregator GP LLC (“Aggregator GP”) is the general partner of Aggregator. KKR Upstream Associates LLC is the sole member of Aggregator GP. KKR Group Assets Holdings III L.P. and KKR Financial Holdings LLC are the controlling members of KKR Upstream Associates LLC. KKR Group Assets III GP LLC is the general partner of KKR Group Assets Holdings III L.P. KKR Group Partnership

L.P. is the sole member of each of KKR Group Assets III GP LLC and KKR Financial Holdings LLC. KKR Group Holdings Corp. is the general partner of KKR Group Partnership L.P. KKR & Co. Inc. is the sole stockholder of KKR Group Holdings Corp. KKR Management LLP is the Series I preferred stockholder of KKR & Co. Inc. Henry R. Kravis and George R. Roberts are the founding partners of KKR Management LLP. Each of such beneficial owners disclaims beneficial ownership of such securities in excess of their pecuniary interest therein. Pursuant to our Amended & Restated Certificate of Incorporation, Aggregator, as the sole owner of our Non-Economic Series I Preferred Stock (as defined below) has the exclusive right to appoint our Board of Directors and holds approval rights over certain other actions prior to such actions being taken by us. See “Description of Capital Stock—Non-Economic Series I Preferred Stock” for additional information.
(5)KKR Upstream Associates LLC is the direct beneficial owner of the 572,354 shares of Class A Common Stock reported and may be deemed to beneficially own the shares of Class B Common Stock held of record by Aggregator. KKR Group Assets Holdings III L.P. and KKR Financial Holdings LLC are the controlling members of KKR Upstream Associates LLC. KKR Group Assets III GP LLC is the general partner of KKR Group Assets Holdings III L.P. KKR Group Partnership L.P. is the sole member of each of KKR Group Assets III GP LLC and KKR Financial Holdings LLC. KKR Group Holdings Corp. is the general partner of KKR Group Partnership L.P. KKR & Co. Inc. is the sole stockholder of KKR Group Holdings Corp. KKR Management LLP is the Series I preferred stockholder of KKR & Co. Inc. Henry R. Kravis and George R. Roberts are the founding partners of KKR Management LLP. Each of such beneficial owners disclaims beneficial ownership of such securities in excess of their pecuniary interest therein.
Material Relationships with Selling Stockholders
Our material relationships with certain of the selling stockholders and their affiliates are set forth in “Certain Relationships and Related Transactions, and Director Independence” of our Annual Report on Form 10-K for the year ended December 31, 2023, which is incorporated herein by reference.
Any applicable prospectus supplement, amendment or other permissible disclosure document will also disclose whether any of the selling stockholders has held any position or office with, has been employed by or otherwise has had a material relationship with us during the three years prior to the date of the prospectus supplement.

PLAN OF DISTRIBUTION
The shares of Class A Common Stock are being registered to permit the selling stockholders to offer and sell such shares from time to time after the date of this prospectus. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. We will not receive any of the proceeds from the offering by the selling stockholders of the shares of Class A Common Stock offered under this prospectus. We will bear the fees and expenses incurred by us in connection with our obligation to register the shares of Class A Common Stock pursuant to the Registration Rights Agreement. If the shares are sold through underwriters or broker-dealers, we will not be responsible for underwriting discounts or commissions or agents’ commissions.
The selling stockholders may use any one or more of the following methods when disposing of the shares of Class A Common Stock pursuant to this prospectus or interests therein:
•on the NYSE or any national securities exchange or quotation service on which the Class A Common Stock may be listed or quoted at the time of sale;
•ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•block trades in which the broker-dealer will attempt to sell the shares of Class A Common Stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•an exchange distribution in accordance with the rules of the applicable exchange;
•privately negotiated transactions;
•in underwritten transactions;
•distributions to members, general partners and limited partners;
•short sales effected after the date the registration statement of which this prospectus is a part becomes effective;
•through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•broker-dealers may agree with the selling stockholders to sell a specified number of such shares of Class A Common Stock at a stipulated price per security; and
•a combination of any such methods of sale or by any other legally available means.
In addition, any shares of Class A Common Stock that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.
The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of Class A Common Stock owned by them and, if the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares, from time to time, under this prospectus, or under an amendment or supplement to this prospectus amending the list of the selling stockholders to include the pledgee, transferee or other successors in interest as the selling stockholders under this prospectus. In connection with the sale of our Class A Common Stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our Class A Common Stock in the course of hedging the positions they assume.
The selling stockholders may also sell our Class A Common Stock short and deliver these securities to close out their short positions, or loan or pledge our Class A Common Stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders also may transfer the shares of Class A Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling stockholders for purposes of this prospectus. The number of shares of our Class A Common Stock beneficially owned by the selling stockholders will decrease as and when they transfer their securities or default in performing obligations secured by such shares. The plan of distribution for the shares of our Class A Common Stock offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, distributees, pledgees, affiliates, other secured parties or other successors in interest will be selling stockholders for purposes of this prospectus.
The aggregate proceeds to the selling stockholders from the sale of the shares of Class A Common Stock will be the purchase price of the Class A Common Stock less discounts and commissions, if any.
In offering the Class A Common Stock covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions. If the selling stockholders are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.
To the extent required, the shares of our Class A Common Stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.
Under the securities laws of some states, if applicable, the shares of Class A Common Stock registered hereby may be sold in those states only through registered or licensed brokers or dealers. In addition, in some states such shares of Class A Common Stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
The selling stockholders are subject to the applicable provisions of the Exchange Act, and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares of Class A Common Stock offered in this prospectus by the selling stockholders. The anti-manipulation rules under the Exchange Act may apply to sales of securities in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities for the particular securities being distributed for a period of up to five business days before the distribution. The restrictions may affect the marketability of our Class A Common Stock and the ability of any person or entity to engage in market-making activities for the Class A Common Stock.
We cannot assure you that the selling stockholders will sell all or any portion of the Class A Common Stock registered pursuant to this registration statement. The selling stockholders may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, and to reimburse them for certain expenses.

DESCRIPTION OF CAPITAL STOCK
The following summary of certain material provisions of Crescent Energy Company’s (“we,” “us” and “our”) capital stock does not purport to be complete and is subject to and qualified by reference to our amended and restated certificate of incorporation (our “Amended and Restated Charter”), and our amended and restated bylaws (our “Amended and Restated Bylaws”). The summary below is also qualified by reference to the provisions of the DGCL.
General
Our authorized capital stock consists of 2,000,000,000 shares, divided into the following classes:
•1,000,000,000 shares of Class A Common Stock, par value $0.0001 per share (our “Class A Common Stock”);
•500,000,000 shares of Class B Common Stock, par value $0.0001 per share (our “Class B Common Stock); and
•500,000,000 shares of preferred stock, of which (y) 1,000 shares are Non-Economic Series I Preferred Stock (our “Non-Economic Series I Preferred Stock”) and (z) the remaining 499,999,000 shares may be designated from time to time in accordance with our Amended and Restated Charter (together, with the Non-Economic Series I Preferred Stock, our “Preferred Stock”).
Class A Common Stock
Voting Rights. Prior to the Trigger Date (as defined in the section herein titled “Non-Economic Series I Preferred Stock”), holders of our Class A Common Stock will not be entitled to elect directors to our Board of Directors. On and after the Trigger Date (as defined below), the holders of our Class A Common Stock will be entitled to elect directors but will not have cumulative voting rights in the election of directors. Holders of our Class A Common Stock will otherwise be entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of our Class A Common Stock and our Class B Common Stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except with respect to the amendment of certain provisions of our Amended and Restated Charter that would alter or change the powers, preferences or special rights of our Non-Economic Series I Preferred Stock or our Class B Common Stock so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the class of stock affected by the amendment, voting as a separate class, or as otherwise required by applicable law.
Dividend Rights. Holders of our Class A Common Stock will be entitled to ratably receive dividends when and if declared by our Board of Directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding Preferred Stock.
Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of our Class A Common Stock will be entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of outstanding shares of our Preferred Stock.
Other Matters. Our Class A Common Stock will have no preemptive or conversion rights and there are no redemption or sinking fund provisions applicable to our Class A Common Stock.
Class B Common Stock
Voting Rights. Prior to the Trigger Date, holders of our Class B Common Stock will not be entitled to elect directors to our Board of Directors. On and after the Trigger Date, the holders of our Class B Common Stock will be entitled to elect directors but will not have cumulative voting rights in the election of directors. Holders of our Class B Common Stock will otherwise be entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of our Class A Common Stock and our Class B Common Stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except with respect to the amendment of certain provisions of our Amended and Restated Charter that would alter or change the powers, preferences or special rights of our Non-Economic Series I Preferred Stock or our Class B Common Stock so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the class of stock affected by the amendment, voting as a separate class, or as otherwise required by applicable law.
Dividend and Liquidation Rights. Holders of our Class B Common Stock will not have any right to receive dividends, unless the dividend consists of shares of our Class B Common Stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for our Class B Common Stock paid proportionally with respect to each outstanding share of our Class B Common Stock and a dividend consisting of shares of our Class A Common Stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for our Class A Common Stock on the same terms as simultaneously paid to the holders of our Class A Common Stock. Holders of our Class B Common Stock will not have any right to receive a distribution upon liquidation or winding up.
Preferred Stock
Our Board of Directors is authorized, subject to limitations prescribed by Delaware law, to issue our Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers (including voting powers), preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders (except as may be required by the terms of any preferred stock then outstanding). Our Board of Directors may (except where otherwise provided in the applicable preferred stock designation) increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares outstanding) the number of shares of any series of our Preferred Stock, without any further vote or action by our stockholders. Our Board of Directors may authorize the issuance of our Preferred Stock with voting or conversion rights that could adversely affect the proportion of voting power held by, or other relative rights of, the holders of our Class A Common Stock or our Class B Common Stock.
Non-Economic Series I Preferred Stock
Dividends and Liquidation Rights. Except for any distribution required by the DGCL to be made upon a dissolution event, the holder of the Non-Economic Series I Preferred Stock (the “Preferred Stockholder”) does not have any rights to receive dividends. Upon any voluntary or involuntary liquidation, dissolution or winding up of us, the holder of our Non-Economic Series I Preferred Stock will be entitled to a payment equal to $0.01 per share of our Non-Economic Series I Preferred Stock.
Voting Rights. The holder of our Non-Economic Series I Preferred Stock are entitled to one vote per share on any matter that is submitted to a vote of stockholders. In addition, the holder of our Non-Economic Series I Preferred Stock will have the exclusive right to elect the members of our Board of Directors prior to the date (the “Trigger Date”) following the earlier of (i) the first date on which the Preferred Stockholder and its affiliates no longer collectively beneficially own the Minimum Retained Ownership (as defined in our Amended and Restated Charter) and (ii) the date the Preferred Stockholder elects, by delivering written notice to us, to cause the Trigger Date to occur. Upon occurrence of the Trigger Date, all rights, powers, preferences and privileges associated with shares of our Non-Economic Series I Preferred Stock and associated with being the Preferred Stockholder in its capacity as the owner of the Non-Economic Series I Preferred Stock will automatically terminate in all respects and all shares of our Non-Economic Series I Preferred Stock will be automatically cancelled and forfeited for no consideration.
Actions Requiring Preferred Stockholder Approval. Prior to the Trigger Date, certain actions will require the prior approval of the Preferred Stockholder, including, without limitation:
•entry into a debt financing arrangement in an amount in excess of 10% of our then existing long-term indebtedness (other than with respect to intercompany debt financing arrangements);

•issuances of securities that would (i) represent at least 5% of any class of equity securities or (ii) have designations, preferences, rights priorities or powers that are more favorable than our Class A Common Stock or Class B Common Stock;
•adoption of a stockholder rights plan;
•amendment of our Amended and Restated Charter and certain provisions of our Amended and Restated Bylaws relating to our Board of Directors, our officers, quorum, adjournment and the conduct of stockholder meetings, and provisions related to stock certificates, registrations of transfers, maintenance of books and records and amendments of our Amended and Restated Bylaws;
•the appointment or removal of our Chief Executive Officer or a Co-Chief Executive Officer, provided that, a majority of our directors that are independent for purposes of the Audit Committee of the Board of Directors under the rules and regulations of The New York Stock Exchange, the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended (the “Independent Directors”) may remove a Chief Executive Officer without the prior approval of the Preferred Stockholder solely for Cause (as defined in our Amended and Restated Charter);
•the termination of the employment of any of our officers without Cause;
•the merger, sale or other dispositions of all or substantially all of the assets, taken as a whole, of us and our subsidiaries; and
•the liquidation or dissolution of us.
Transferability. The holder of our Non-Economic Series I Preferred Stock may transfer all or any part of our Non-Economic Series I Preferred Stock held by it without first obtaining approval of any other stockholder so long as (i) it obtains prior written approval of a majority of the Independent Directors of our Board of Directors and (ii) the transferee assumes the rights and duties of our Non-Economic Series I Preferred Stock under our Amended and Restated Charter and agrees to be bound by the provisions of our Amended and Restated Charter.
Corporate Opportunities
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. To the fullest extent permitted by law, each of our directors and officers will have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, including business interests and activities in direct competition with the business and activities of us, and we will waive and renounce any interest or expectancy therein. In addition, the doctrine of corporate opportunity will not apply with respect to us, any of our officers or directors, the Preferred Stockholder or any of their respective affiliates in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have, and we will renounce any expectancy that such persons will offer any such corporate opportunity of which he, she or it may become aware to us. Notwithstanding the foregoing, we will not renounce our interest in any corporate opportunity offered to any of our directors or officers if such opportunity is expressly offered in writing to such person solely in his or her capacity as a director or officer of us and is one that such director or officer has no duty (contractual or fiduciary) to offer to KKR & Co., Inc. or its affiliates.
Anti-Takeover Provisions
Our Amended and Restated Charter and our Amended and Restated Bylaws and the DGCL contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change in control or other unsolicited acquisition proposal, and enhance the ability of our Board of Directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of us by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for the shares of our Class A Common Stock held by stockholders. The following is a summary of certain provisions that may be deemed to have such effects:
Election and Removal of Directors
Prior to the Trigger Date, the Preferred Stockholder has the sole authority to elect directors. Prior to the Trigger Date, the Preferred Stockholder has the sole authority to remove and replace any director, with or without cause, at any time, subject to limited exceptions during the Protected Periods (as defined in the Amended and Restated Charter). In addition, our Amended and Restated Charter also provides that, any newly created directorship on our Board of Directors that results from an increase in the number of directors and any vacancies on our Board of Directors will be filled by the Preferred Stockholder.
Actions Requiring Preferred Stockholder Approval
Prior to the Trigger Date, certain actions will require the prior approval of the Preferred Stockholder. See the section titled “Non-Economic Series I Preferred Stock” above.
Amendments to our Amended and Restated Charter
Except as otherwise expressly provided by applicable law, only the vote of the Preferred Stockholder, together with the approval of our Board of Directors, shall be required in order to amend our Amended and Restated Charter and certain provisions of our Amended and Restated Bylaws. See the section titled “Non-Economic Series I Preferred Stock” above.
Special Stockholder Meetings
Our Amended and Restated Charter provides that special meetings of the holders of our Class A Common Stock and Class B Common Stock may be called at any time by our Board of Directors, the Preferred Stockholder or, prior to the Trigger Date, a majority of our Independent Directors.
Stockholder Action by Written Consent
Our Amended and Restated Charter provides that, if consented to by our Board of Directors and the Preferred Stockholder in writing, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding Class A Common Stock and Class B Common Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted and such consent or consents are delivered in accordance with Section 228 of the DGCL.
Requirements for Advance Notification of Stockholder Proposals
Our Amended and Restated Bylaws will establish advance notice procedures with respect to stockholder proposals relating to the limited matters on which our Class A Common Stock and Class B Common Stock may be entitled to vote. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our Amended and Restated Bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our Amended and Restated Bylaws will allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may deter, delay or discourage a potential acquirer from attempting to influence or obtain control of us.

Merger, Sale or Other Disposition of Assets
Our Amended and Restated Charter provides that we may not sell, exchange, lease or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, or consummate any merger, sale or other similar combination without the prior approval of the Preferred Stockholder.
Choice of Forum
Unless we consent in writing to the selection of an alternative forum, (a) the Court of Chancery of the State of Delaware (or, solely to the extent that the Court of Chancery lacks subject matter jurisdiction, the federal district court located in the State of Delaware) is the exclusive forum for resolving (i) any derivative action, suit or proceeding brought on behalf of the corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of the corporation to the corporation or the corporation’s stockholders, (iii) any action, suit or proceeding asserting a claim arising pursuant to any provision of the DGCL, our Amended and Restated Charter or our Amended and Restated Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine, and (b) the federal district courts of the United States shall be the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act, in each case except as otherwise provided in our Amended and Restated Charter for any series of our Preferred Stock.
Business Combinations
We have elected to opt out of Section 203 of the DGCL, which provides that an “interested stockholder” (a person other than the corporation or any direct or indirect majority-owned subsidiary who, together with affiliates and associates, owns, or, if such person is an affiliate or associate of the corporation, within three years did own, 15% or more of the outstanding voting stock of a corporation) may not engage in “business combinations” (which is broadly defined to include a number of transactions, such as mergers, consolidations, asset sales and other transactions in which an interested stockholder receives or could receive a financial benefit on other than a pro rata basis with other stockholders) with the corporation for a period of three years after the date on which the person became an interested stockholder without certain statutorily mandated approvals.
Limitation of Liability and Indemnification Matters
Our amended and restated certificate of incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:
•for any breach of their duty of loyalty to us or our stockholders;
•for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or
•for any transaction from which the director derived an improper personal benefit.
Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification. If the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of our directors and officers will be further limited to the fullest extent permitted by the DGCL.
We have entered into indemnification agreements with each of our current and future directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision that is in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.
Transfer Agent
The transfer agent for our Class A Common Stock is Equiniti Trust Company, LLC. We have agreed to indemnify Equiniti Trust Company, LLC in its role as transfer agent, its agents and each of its stockholders, directors, officers and employees against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

LEGAL MATTERS
Vinson & Elkins, L.L.P., Houston, Texas, will pass upon the validity of the Class A Common Stock covered by this prospectus. Any underwriters or agents will be advised about other issues relating to the offering by counsel to be named in the applicable prospectus supplement.
EXPERTS
The financial statements of Crescent Energy Company as of December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023, incorporated by reference in this prospectus, and the effectiveness of Crescent Energy Company’s internal control over financial reporting as of December 31, 2023, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.
The statement of revenues and direct operating expenses for the Oil and Natural Gas Assets of SN EF Maverick, LLC (“SN Maverick”) and Mesquite Comanche Holdings, LLC (“MCOM”) (the Statement), for the year ended December 31, 2022, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the Statement contains an emphasis of matter paragraph that states the accompanying Statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete presentation of the operations of the properties and an other matters paragraph describing limited procedures performed on the accompanying supplemental information related to oil and natural gas producing activities.
Estimates of our oil and natural gas reserves and related future net cash flows and present values thereof related to our properties as of December 31, 2023 included and incorporated by reference herein were based primarily on the proved reserves estimates prepared by Ryder Scott, our independent reserve engineer, a summary letter of which is incorporated by reference into this prospectus. We have incorporated these estimates in reliance on the authority of such firm as stated in its report.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-3 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our Class A Common Stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the Class A Common Stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of such contract, agreement or other document and are not necessarily complete. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved.
The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, and the exhibits and schedules thereto can be downloaded from the SEC’s website. We file with or furnish to the SEC periodic reports and other information. These reports and other information may be obtained from the SEC’s website as provided above. Our website is located at www.crescentenergyco.com. We make our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, amendments to those reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus, and investors should not rely on such information in making a decision to purchase our Class A Common Stock.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
We “incorporate by reference” into this prospectus documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference, and information that we file subsequently with the SEC will automatically update this prospectus. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus and information that we file later and incorporate by reference into this prospectus, you should rely on the information contained in the document that was filed later.
In particular, we incorporate by reference into this prospectus the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing and prior to effectiveness of the registration statement that contains this prospectus and prior to the time that all the Class A Common Stock offered by this prospectus have been sold by the selling stockholders as described in this prospectus (other than, in each case, documents or information deemed to have been “furnished” and not “filed” in accordance with SEC rules) or such registration statement has been withdrawn:
•our Annual Report on Form 10-K for the year ended December 31, 2023, filed on March 4, 2024;
•our Current Report on Form 8-K/A, filed on September 6, 2023 and our Current Reports on Form 8-K, filed on February 21, 2024 and March 6, 2024.
•the description of our Class A Common Stock contained in our Registration Statement on Form 8-A, filed on December 7, 2021 including any amendments or reports filed for the purpose of updating the description.
Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
You may request a copy of the registration statement, the above filings and any future filings that are incorporated by reference into this prospectus, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing or calling us at the following address:
600 Travis Street, Suite 7200
Houston, Texas 77002
(713) 337-4600
Attention: Investor Relations

Crescent Energy Company

51,806,850 Shares of Class A Common Stock Offered by the Selling Stockholders

PROSPECTUS
March 6, 2024

Crescent Energy Company
12,000,000 Shares
Class A Common Stock

PROSPECTUS SUPPLEMENT
   March 6, 2024

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